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07023408

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Zhejiang Expressway Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAY 1 5 2007

THOMSON FINANCIAL

FILE NO. 82- 34629 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 5/10/07



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

Stock Code : 0576


Enhancing Value through
Extending Our Competitiveness.

2006 Annual Report

Enhancing Value through Extending Our Competitiveness.

"Xi Hu's conservancy takes loads of consultation;
With the six silted wells mourning Marquis of Bian;
Then the stone conduit and the causeway of rape-turnips were successively built;
The successes of Bai and Su enshrined with the everlasting water."

– "Conservancy of Xi Hu", Chen Can –

For centuries, the beauty of Xi Hu (the West Lake) has captivated the immortals of different eras, yet its floods have also brought sufferings to the public. As one tours around Xi Hu, the various contributions on Xi Hu's conservancy by the immortals of various eras will be found enshrined everywhere.

Bai Juyi of the Tang Dynasty, Su Shi of the Song Dynasty, Yang Mengying and Sun Gai of the Ming Dynasty and Ruan Yuan of the Qing Dynasty have contributed greatly to solving Xi Hu's flood problem. Their contributions throughout the centuries resulted in today's scenic Xi Hu, whose "Three Causeways and Three Isles" are unmatched and renowned in the world.

For ten years, Zhejiang Expressway has been devoting itself to enhancing value through extending its competitiveness. Looking back at the past, it is also observable that the Company management and the whole staff team have been making development efforts on various aspects in different stages, thereby building up today's success.

The Company's successful listing on the Hong Kong Stock Exchange in 1997 has opened up a financing channel in the international capital market. Subsequently, following the full commencement of the Shanghai-Hangzhou-Ningbo Expressway, the incorporation of Shangsan Co, and then the undertaking of the widening project to develop the province's first 8-lane expressway, the Company's key assets have become the transportation hubs of Zhejiang Province, while Zhejiang Expressway has also assumed the important role of the province's major expressway operator. Through quality management and a customer-first operating approach, the Company has seen its expressways' traffic volume and toll income rising continuously throughout the years. Meanwhile, the Company is actively developing expressway-related business operations, such as service areas, petrol stations and vehicle service, which have begun to offer significant revenue contributions to the Company in recent years. On the other hand, the Company has been endeavoring to enhance its governance standard, with measures such as establishing various independent committees to regulate the Company's operation. In only ten years, Zhejiang Expressway has become the only H-share toll-road company to achieve ten consecutive years of double-digit net profit growth, as well as one of the leading listed Chinese toll-road companies, strongly favored by overseas investors.

In the past ten years, Zhejiang Expressway has made proud achievements. Looking ahead, the Company will base on its achievements and experience in the past ten years and adhere to its prudent but progressive development strategies to strengthen its core business. The Company will set its sight on creating a top-calibre service brand in the national expressway sector, maximizing shareholders' value and making more contributions to the economic and social development of Zhejiang Province.

Contents

Definition of Terms

ADR(s)	American Depositary Receipt(s)
ADS(s)	American Depositary Share(s)
Advertising Co	Zhejiang Expressway Advertising Co., Ltd.(浙江高速廣告有限責任公司), a 70% owned subsidiary of Development Co
Audit Committee	the audit committee of the Company
Board	the board of directors of the Company
Company	Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC with limited liability on March 1, 1997
Communications Investment Group	Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司), a wholly State-owned enterprise established on December 29, 2001
Development Co	Zhejiang Expressway Investment Development Co., Ltd. (浙江高速投資發展有限公司), a 51% owned subsidiary of the Company
Directors	the directors of the Company
GDP	gross domestic product
Group	the Company and its subsidiaries
H Shares	the overseas listed foreign shares of Rmb1.00 each in the share capital of the Company which are primarily listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huajian	Huajian Transportation Economic Development Center (華建交通經濟開發中心), a State-owned enterprise
Jiaxing Co	Zhejiang Jiaxing Expressway Co., Ltd. (浙江嘉興高速公路有限責任公司), a 99.9995% owned subsidiary of the Company
JoinHands Technology	JoinHands Technology Co., Ltd. (中恒世紀科技實業股份有限公司), a 27.582% owned associate of the Company
Jiashao Co	Zhejiang Jiashao Expressway Co., Ltd. (浙江嘉紹高速公路有限公司), a 35% owned associate of the Company
Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Period	the period from January 1, 2006 to December 31, 2006
Petroleum Co	Zhejiang Expressway Petroleum Development Co., Ltd. (浙江高速石油發展有限公司), a 50% owned associate of the Company
PRC	the People's Republic of China

Rmb	Renminbi, the lawful currency of the PRC
Services Co	Zhejiang Expressway Vehicle Towing and Rescue Services Co., Ltd. (浙江高速公路清障施救服務有限公司), a 85% owned subsidiary of Development Co
Shangsan Co	Zhejiang Shangsan Expressway Co., Ltd. (浙江上三高速公路有限公司), a 73.625% owned subsidiary of the Company
Shareholders	the shareholders of the Company
Shida Co	Hangzhou Shida Highway Co., Ltd. (杭州石大公路有限公司), a 50% jointly-controlled entity of the Company
Supervisory Committee	the supervisory committee of the Company
Yuhang Co	Zhejiang Yuhang Expressway Co., Ltd. (浙江余杭高速公路有限責任公司), a 51% owned subsidiary of the Company
Zheshang Securities	Zheshang Securities Co., Ltd. (浙商證券有限責任公司), a 70.46% owned subsidiary of the Shangsan Co., Ltd.

Company Profile

Zhejiang Expressway Co., Ltd. is an infrastructure company principally engaged in investing in, developing and operating high grade roads. The Company and its subsidiaries also carry out certain ancillary businesses such as automobile servicing, operation of gas stations and billboard advertising along expressways.

Major assets under management include the 248km Shanghai-Hangzhou-Ningbo Expressway and the 142km Shangsan Expressway, both of which are situated within Zhejiang Province in the PRC. As at December 31, 2006, total assets of the Company and its subsidiaries amounted to Rmb19,570.4 million.

The Company was incorporated on March 1, 1997 as the main vehicle of the Zhejiang Provincial Government for investing in, developing and operating expressways and Class 1 roads in Zhejiang Province.

The H Shares of the Company, which represent approximately 33% of the issued share capital of the Company, were listed on the Hong Kong Stock Exchange on May 15, 1997, and subsequently obtained a secondary listing on the London Stock Exchange on May 5, 2000.

On February 14, 2002, a Level I American Depositary Receipt program sponsored by the Company in respect of its H Shares, with the Bank of New York as depositary, was established in the United States and became effective.

On August 12, 2005, a 10-year corporate bond of the Company, issued on January 24, 2003, was listed on the Shanghai Stock Exchange.

Building upon its expressway operations and expanded expressway-related business operations, the Company intends to broaden its business scope to incorporate other transport-related infrastructure projects over time to achieve its long-term vision of becoming a leading company investing in and operating infrastructure businesses with an emphasis on expressways in the PRC.

Set out below is the corporate and business structure of the Group:



Holders of H Shares
Communications Investment Group
Huajian
33%
56%
11%
The Company
73.625%
51%
99.9995%
51%
50%
35%
27.582%
50%
Shangsan Co
Development Co
Jiaxing Co
Yuhang Co
Petroleum Co
Jiashao Co
JoinHands Technology
Shida Co
70.46%
Zheshang Securities
Operation of service areas, roadside advertising and vehicle services businesses
Operation of gas stations and sale of petroleum related products
Development and application of computer technologies
100%
100%
Shangsan Expressway 142.0 km
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Hangzhou - Ningbo Expressway 145.0 km
Shanghai - Hangzhou Expressway 102.6 km
Development and operation of Jiashao Expressway
Development, operation, and management of Shida Road
subsidiary
associate
jointly-controlled entity

Major Corporate Events

February 14, 2006

The Company held an Extraordinary General Meeting to elect members of the Company's Fourth Session of the Board and of the Supervisory Committee and to approve their remunerations. The terms of the Directors and Supervisors of the Fourth Session was for three years from March 1, 2006 until February 28, 2009.

April 20, 2006

Shangshan Company, a subsidiary of the Company, entered into an agreement for the acquisition of a total of 70.46% shareholding in Kinghing Securities Co., Ltd.

April 26, 2006

The Company announced its 2005 annual results in Hong Kong, and thereafter conducted its results presentations in Hong Kong, Singapore, the United Kingdom and the US.

June 14, 2006

The Company convened the 2005 Annual General Meeting. The meeting approved the distribution of a final dividend of Rmb0.15 per share, the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong as the international auditors of the Company; and the re-appointment of Zhejiang Pan China Certified Public Accountants as the PRC auditors of the Company.

July 1, 2006

Kinghing Securities Co., Ltd. ("Kinghing Securities"), a subsidiary of the Company, held the third extraordinary general meeting where the new articles of association were passed and the new board of directors was elected. On August 4, 2006, having been approved by the CSRC, Kinghing Securities was renamed as "Zheshang Securities Co., Ltd." (浙商證券有限責任公司) ("Zheshang Securities").

August 30, 2006

The Company announced its 2006 interim results in Hong Kong, and thereafter conducted interim results presentation activities in Hong Kong and Singapore.

November 16, 2006

The Company convened an extraordinary general meeting to approve the distribution of an interim dividend of Rmb0.07 per share.

December 18, 2006

The China Unionpay bankcard (銀聯卡) system was in full operation in all of the 33 toll stations along the Shanghai-Hangzhou-Ningbo Expressway and the Shangshan Expressway. It was the first time such modern electronic payment method was launched on expressways in China.

March 10, 2007

The Company entered into agreements with Jinhua Municipal Road Management Bureau(金華市公路管理處) and Dongyang Municipal Transport Investment Co., Ltd. (東陽市交通投資有限公司) to acquire an aggregate of 23.45% equity interest in Zhejiang Jinhua Yongjin Expressway Co., Ltd. (浙江金華甬金高速公路有限公司) for a total consideration of Rmb 281.4 million.

Particulars of Major Road Projects

Expressway	Percentage of Ownership	Length in Kilometers	Number of Lanes	Number of Toll Stations	Number of Service Areas	Start of Operation	Remaining Years of Operation
Shanghai-Hangzhou Expressway							
– Jiaxing Section	99.9995%	88.1	8	7	1	1998	22
– Yuhang Section	51%	11.1	8	2	0	1995-1998	22
– Hangzhou Section	100%	3.4	4	1	0	1995	22
Hangzhou-Ningbo Expressway							
– Hongken to Guzhu section	100%	44.0	8	4	1	1995	21
– Other sections	100%	101.0	4	8	1	1992-1996	21
Shangsan Expressway	73.625%	142.0	4	11	3	2000	24

TOLL RATES ON THE SHANGHAI-HANGZHOU-NINGBO EXPRESSWAY

Before adjustment on January 1, 2005:

Vehicle Class	Classification Standard	Entrance Fee Rmb	Mileage Fee Rmb/km
1	Passenger vehicle with up to 20 seats	5	0.45
	Truck with tonnage of 2 tons or below		
2	Passenger vehicle with seats above 20 and up to 40	10	0.80
	Truck with tonnage of above 2 tons and up to 5 tons		
3	Passenger vehicle with seats above 40	15	1.20
	Truck with tonnage of above 5 tons and up to 10 tons		
4	Truck with tonnage above 10 tons and up to 20 tons	20	1.60
5	Truck with tonnage above 20 tons	25	2.00

After adjustment on January 1, 2005:

Vehicle Class	Classification Standard	Entrance Fee Rmb	Mileage Fee Rmb/km
1	Passenger vehicle with up to 20 seats	5	0.45
	Truck with tonnage of 2 tons or below		
2	Passenger vehicle with seats above 20 and up to 40	10	0.80
	Truck with tonnage of above 2 tons and up to 5 tons		
3	Passenger vehicle with seats above 40	15	1.20
	Truck with tonnage of above 5 tons and up to 10 tons		
4	Truck with tonnage above 10 tons and up to 15 tons	15	1.40
5	Truck with tonnage above 15 tons	20	1.60

Toll rates on the Shangsan Expressway are the same as the above except for the mileage fee for Class 1 vehicles, which is Rmb0.40/km.

Financial and Operating Highlights

RESULTS

	Year ended December 31,				
	2002 Rmb'000	2003 Rmb'000	2004 Rmb'000	2005 Rmb'000	**2006** **Rmb'000**
Revenue	2,168,078	2,471,805	3,131,993	3,456,385	**4,763,780**
Profit Before Tax	1,391,770	1,587,369	1,899,206	2,264,662	**2,742,927**
Income Tax Expense	(398,251)	(491,346)	(542,749)	(692,366)	**(884,036)**
Profit for the year	993,519	1,096,023	1,356,457	1,572,296	**1,858,891**
Attributable to:					
Equity holders of the Company	890,452	1,008,792	1,225,699	1,431,192	**1,652,871**
Minority interests	(103,067)	(87,231)	(130,758)	(141,104)	**206,020**
Earning Per Share (EPS)	20.50 cents	23.23 cents	28.22 cents	32.95 cents	**38.06 cents**

RETURN ON EQUITY (ROE)

	2002	2003	2004	2005	**2006**
ROE	9.18%	9.94%	11.43%	12.78%	**13.90%**

MONTHLY AVERAGE DAILY FULL TRIP TRAFFIC VOLUME

	Shanghai-Hangzhou-Ningbo Expressway			Shangsan Expressway		
	2005	**2006**	2007	2005	**2006**	2007
January	33,727	**35,342**	38,233	19,812	**20,079**	19,057
February	30,931	**33,785**	40,239	20,851	**20,174**	23,618
March	36,093	**38,810**	42,536	20,301	**19,897**	22,132
April	38,102	**40,789**		21,162	**20,554**	
May	35,751	**39,255**		20,063	**20,215**	
June	35,368	**38,307**		19,201	**18,619**	
July	34,088	**37,067**		18,918	**18,691**	
August	34,121	**38,716**		19,218	**19,379**	
September	35,968	**40,870**		20,048	**20,542**	
October	36,117	**40,342**		19,842	**20,717**	
November	35,440	**39,486**		19,477	**19,428**	
December	35,738	**39,375**		19,109	**19,136**	
Average	35,143	**38,536**		19,824	**19,783**	


Revenue (Rmb Million)
5,000-
4,000-
3,000-
2,000-
1,000-
0-
2,168
2,472
3,132
3,456
4,764
2002 2003 2004 2005 2006


Net profit (Rmb Million)
1,800-
1,600-
1,400-
1,200-
1,000-
800-
600-
400-
200-
0-
890
1,009
1,226
1,431
1,653
2002 2003 2004 2005 2006


EPS (Rmb Cents)
45-
35
30
25
20
15
10
5
0-
20.50
23.23
28.22
32.95
38.06
2002 2003 2004 2005 2006


ROE (%)
14-
12-
10-
8-
6-
4-
2-
0-
8.19
9.18
11.43
12.78
13.90
2002 2003 2004 2005 2006


Monthly average daily full-trip traffic volume on Shanghai-Hangzhou-Ningbo Expressway
45,000-
40,000-
35,000-
30,000-
25,000-
20,000-
15,000-
10,000-
5,000-
0-
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2005 2006 2007


Monthly average daily full-trip traffic volume on Shangsan Expressway
25,000-
20,000-
15,000-
10,000-
5,000-
0-
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2005 2006 2007

Chairman's Statement



GENG Xiaoping

Without doubt, it is this kind of passion for excellence that has made us excel, and the same passion will help us sustain our leadership for the years to come.



Dear Shareholders,

We have come a long way ...
and we will go much farther.

I am pleased to report that year 2006 was another good year of solid growth for Zhejiang Expressway. Its revenue grew 37.8% to Rmb4,763.78 million, while net profit grew 15.5% to Rmb1,652.87 million. This is the tenth consecutive year of double-digit growth achieved by your Company, thanks to China's continued economic growth as well as the unceasing pursuit for excellence on the part of the Directors and staff of Zhejiang Expressway.

Time really flies. Year 2007 marks Zhejiang Expressway's 10th anniversary. It seems just like yesterday when we stood in the middle of the Hong Kong Stock Exchange's trading hall on May 15, 1997, announcing to Hong Kong and overseas investors the debut of trading of the Company's H shares. Alas, how much we have done and how far we have gone ever since!

Ten years later, not only has Zhejiang Expressway become an exemplary expressway operator in the province where it carries out its business operations. It is also a leading Chinese overseas-listed expressway enterprise both in terms of market capitalization and international reputation. When evaluated by profit records, the Company is also the only Chinese expressway operator that has consistently maintained double-digit growth year after year throughout its ten years' history.

On top of corporate success is Zhejiang Expressway's achievement in developing its human resources and corporate values that are indispensable in securing a company's "longevity". As a founding chairman of the Company, I feel very comforting to see that other than those who have retired, all of the "pioneer" staff who helped me build the Company from scratch ten years ago are still working alongside with me today, and they are still as devoted as ever to contributing their best efforts to help further grow this company. I am equally proud to see that today, Zhejiang Expressway is as energetic as ever in its endeavors to improve itself in every aspect of its business operations, from expressway operations to financial management, and from day-to-day monitoring of its traffic flows to long-term planning of corporate development.



Chairman's Statement

Such passion for excellence was there ten years ago, and is still here today, and I am confident that it will still be there ten years from now. Without doubt, it is this kind of passion for excellence that has made us excel, and the same passion will help us sustain our leadership for the years to come.

Like Rome, the West Lake of Hangzhou is not built in one day. Its scenic beauty is a result of centuries of conservancy works apart from its natural gifts. Like the West Lake's beauty, Zhejiang Expressway's achievements have come a long way, embodying the contributions of our hardworking and devoted staff and the continued support of our other stakeholders. But we are also aware that ten years is still a relatively short history compared with the track records of some of the world's best corporations. We do have a long way to go. But as a company, Zhejiang Expressway and its staff have the determination – and the essential qualities - to go much farther, for much greater success.

The Company owes its success hitherto to the support of its stakeholders – shareholders and investors, business partners, customers, staff and the community at large. On behalf of the Company, I would like to take this opportunity to extend to them our sincerest appreciation, and would like to re-affirm to them that our dedication to ever-improving ourselves will never cease, and that they can expect that the Company's value will continue to be enhanced for many more years to come.

GENG Xiaoping
Chairman
April 24, 2007

Tang Dynasty – Bai Juyi:

The first large-scale public effort in history to resolve Xi Hu's floods

The beauty of Xi Hu is captivating, but its floods have also brought sufferings to the public. Bai Juyi was the first in history to organize a large-scale public effort to resolve Xi Hu's floods. When Bai was appointed the governor of Hangzhou during the reign of Emperor Muzong of the Tang Dynasty, he came to know that the six wells providing drinking water to the public were silted and the causeways around Xi Hu had collapsed, with farmland suffering from droughts and floods as a result. Bai dredged the six silted wells and built a long causeway to block the water at the upper lake, thereby resolving the drought and floods which plagued the farmland around the lower lake. The existing Bai Causeway on Xi Hu was originally called Baisha Causeway, and was renamed Bai Causeway to commemorate Bai Juyi's monumental contributions to Xi Hu.



1997

Incorporation and listing of Zhejiang Expressway: Opening the international financing channels

Zhejiang Expressway was incorporated in March 1997 and listed on the Hong Kong Stock Exchange in May of the same year, thereby successfully opening a financing channel in the international capital market to support the long-term development of the Company. Since the Company's listing, maintaining effective communication with investors and maximizing shareholders' value have always been Zhejiang Expressway's top priority. By now, Zhejiang Expressway has become one of the leading listed Chinese toll-road companies, strongly favored by institutional investors in Hong Kong and overseas. Meanwhile, the string of awards won by the Company in the international capital market aptly evidences the investment community's vote of trust and recognition for the Company.

Management Discussion and Analysis



FANG Yunti

BUSINESS REVIEW

As the first year in the eleventh Five-Year National Economic Development Plan, year 2006 saw the economy in Zhejiang Province expand by 13.6% in GDP compared to the national GDP growth rate of 10.7%. More important than the rate of economic growth was improved quality of economic growth achieved in the province: better coordination among various industries and a more balanced growth throughout different regions of the province.



GDP Growth Rates
(%)
16
14
12
10
8
6
4
2
0
8.6
12.4
9.1
14.0
9.5
14.3
9.6
12.4
10.7
13.6
2002
2003
2004
2005
2006
National
Zhejiang Province

The strong economic growth in Zhejiang Province during the Period continued to generate increased demand for road transport. Such demand was in turn met by an expanding road network, providing an impetus for sustained traffic volume growth on roadways in general and expressways in particular.



Mileage of Expressways in Operation
In Zhejiang Province
Kilometers
2500
2000
1500
1000
500
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

While toll income from expressway operations remained the mainstay of the Group during the Period, the proportion of contribution to total income from the Group's other business operations, such as gas stations, restaurants and shops in service areas, continued to grow. Together with revenue contribution in the second half of 2006 from the newly acquired securities business, total revenue of the Group during the Period amounted to Rmb4,763.8 million, representing an increase of 37.8% over 2005.

A detailed breakdown of the Group's income for the Period is set out below:

	2006 Rmb'000	2005 Rmb'000	% Change
Toll income			
Shanghai-Hangzhou-Ningbo Expressway	2,810,489	2,519,676	11.5%
Shangsan Expressway	833,823	830,994	0.3%
Other income			
Service areas business income	968,476	230,183	320.7%
Advertising business income	53,228	48,045	10.8%
Road maintenance income	5,633	2,568	119.4%
Securities operation			
Commission and brokerage income	173,372	–	–
Bank interest income	20,491	–	–
Subtotal	4,865,512	3,631,466	34.0%
Less: Revenue taxes	(101,732)	(175,081)	-41.9%
Revenue	4,763,780	3,456,385	37.8%

Income Breakdown


21%
4%
75%
Toll Income
Expressway-related Business Income
Securities operation Income

EXPRESSWAY OPERATIONS

Total toll income from the 248km Shanghai-Hangzhou-Ningbo Expressway and the 142km Shangsan Expressway amounted to Rmb3,644.3 million during the Period, representing an increase of 8.8% over 2005 and contributing to 74.9% of the Group's total income. Traffic volume growth during the Period, however, varied substantially for different sections of the expressways.



Management Discussion and Analysis





Traffic Volume & Growth Rates
45,000-
40,000-
35,000-
30,000-
25,000-
20,000-
15,000-
10,000-
5,000-
0-
-20.0%
-18.0
-16.0
-14.0
-12.0
-10.0
- 8.0
- 6.0
- 4.0
- 2.0
- 0.0
- -2.0
Shanghai-Hangzhou Expressway
Hangzhou-Ningbo Expressway
Shangsan Expressway
YoY growth
Traffic volume

After the completion of the second phase of the widening project along the Shanghai-Hangzhou-Ningbo Expressway by the end of 2005, traffic volume on the Shanghai-Hangzhou Expressway experienced a strong rebound with a 17.4% increase over 2005, averaging 42,297 full-trip equivalents per day.

Traffic volume on the Hangzhou-Ningbo Expressway grew by a substantially lower rate of 2.7% during the Period, averaging 35,806 full-trip equivalents per day, mainly due to the ongoing third phase widening works carried out along the section, and to a lesser degree, due to traffic diversions to other expressways that had been newly opened.

The Shangsan Expressway saw its traffic volume dip by 0.2% during the Period, averaging 19,783 full-trip equivalents per day, mainly due to a parallel national road reopened to traffic after an extended period of partial closure for renovation, and also to a lesser degree, due to traffic diversions to other expressways that had been newly opened.



UnionPay
中国银联
China Unionpay

As part of the Company's continued effort to increase operating efficiency and reduce cash transactions in its expressway operations, starting from November 1, 2006, toll stations along the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway began to accept widely distributed China Unionpay bankcards (銀聯卡), the first such adoption of the bankcards on expressways in China.

EXPRESSWAY-RELATED BUSINESS OPERATIONS

The Company operates gas stations, shops and restaurants in service areas, as well as roadside advertising and vehicle service businesses along the expressways through its subsidiaries. In the past few years, demand for these services has been growing at a faster rate than the rate of traffic volume growth.

During the Period, benefiting from a change in operating mode of gas stations from consigning to self-operating, as well as increased capacities after the completion of the current phase of service area expansion, income from the above business operations reached Rmb1,043.4 million, representing an increase of 249.5% over 2005.

SECURITIES BUSINESS

The Company took over the management of Kinghing Securities Co., Ltd. (金信證券有限責任公司) on July 1, 2006 after participating in a successful reorganization of the securities company during the first half of 2006, and subsequently renamed the securities company as "Zheshang Securities Co., Ltd." (浙商證券有限責任公司) ("Zheshang Securities").

After the reorganization, the Company has strengthened the risk control for Zheshang Securities and enhanced its management quality. Meanwhile, benefitting from an upturn of China's securities market, Zheshang Securities has achieved better-than-expected operating results. Income of the securities company during the second half of the year was Rmb193.9million, while profit realized after taxation was Rmb121.9million.

Details of the reorganization had been provided in a circular to the shareholders of the Company dated May 16, 2006.

LONG-TERM INVESTMENTS

During the Period, Hangzhou Shida Highway Co., Ltd., a 50%-owned jointly-controlled entity of the Company that owns and operates the 9.45km Shida Road, saw its traffic volume increased by 17.3% over 2005 and toll income increased by 16.4% over 2005. Profit for the Period realized by the jointly-controlled entity was Rmb46.7 million, representing an increase of 43.3% over 2005. The much higher rate of increase in profit for the period was primarily due to lower-than-usual maintenance expenditures.



Demand for gasoline products in Zhejiang Province continued to grow substantially during the Period, leading to a 41.3% increase in revenue over 2005 for Zhejiang Expressway Petroleum Development Co., Ltd., a 50%-owned associate of the Company. Profit for the Period attributable to equity holders of the parent realized by the associated company during the Period was Rmb19.3 million, representing an increase of 38.5% over 2005.

JoinHands Technology Co., Ltd., a 27.582%- owned associate of the Company, failed to pull out of a slump in its main printing business despite improved sales for its computer hardware and software products. Revenue for the associated company decreased by 10.1% over 2005 during the Period, resulting in a loss attributable to equity holders of the parent of Rmb7.5 million.

EXPRESSWAY WIDENING PROJECT

The third and last phase of the project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes (the "Widening Project") continued along the Hangzhou-Ningbo section during the Period, with most of the foundation and structure works finished.

The Company has taken every measure available to minimize the impact of related construction works upon normal traffic flow along the Hangzhou-Ningbo section. It is expected that the section will be kept open for traffic, though with reduced capacity, throughout the rest of construction works until its completion by the end of 2007.

Upon completion of the Widening Project, the Shanghai-Hangzhou-Ningbo Expressway will be the first eight-lane expressway in Zhejiang Province, with substantially increased carrying capacity and improved quality of service in terms of greater reliability and safer traveling conditions.

Management Discussion and Analysis

PROJECT INVESTMENT

On March 10, 2007, the Company entered into agreements to acquire an aggregate of 23.45% equity interest in Zhejiang Jinhua Yongjin Expressway Co., Ltd. (浙江金華甬金高速公路有限公司) ("Jinhua Co.") from the Jinhua Municipal Road Management Bureau (金華市公路管理處) and Dongyang Municipal Transport Investment Co., Ltd. (東陽市交通投資有限公司) for a total consideration of Rmb281.4 million in cash.

Jinhua Co. is the project company holding 100% equity interests in the Jinhua Section (金華段) of the Ningbo-Jinhua Expressway (甬金高速公路) for a concession period of 25 years. The Jinhua Section is a four-lane expressway totaling 69.7km that was completed and opened to traffic on December 28, 2005.

The investment in Jinhua Co. is in line with the Company's development strategy of further expanding its expressway network within Zhejiang Province to capture a greater share of growing expressway traffic and to derive additional synergy from an expanded network.

The parent company of the Company, Zhejiang Communications Investment Group Co., Ltd., is another substantial shareholder of Jinhua Co. with its 35% equity interest. Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the above acquisition is not considered as a connected transaction or a discloseable transaction.



1998

Full operation of the Shanghai-Hangzhou-Ningbo Expressway: Kicking off the Company's continued growth

1998 is a monumental year in which the Company's major assets commenced crucial development. The Shanghai-Hangzhou-Ningbo Expressway came into full operation that year, with Shangsan Co incorporated in the same year for the operation of the Shangsan Expressway. To date, the mileage of expressways under the Company has increased from the initial 158km to nearly 400km. During the years, the traffic volume and toll income of the Company's expressways have been rising continuously with the asset scale constantly expanding, making the Company the only listed State-owned toll-road operator to post ten consecutive years of double-digit net profit growth.



Song Dynasty

Built the Su Causeway and the stone pagodas to stop floodings

Su Shi was appointed a local official of Hangzhou during the Yuan You Period of the Northern Song Dynasty, when he noticed the frequent floodings of Qiantang River and Tai Hu (the Lake of Tai) were disastrous. Accordingly, Su personally drafted a dredging plan and ordered workers to build a long causeway with rape-turnip and silt across the lake surface. This causeway is the renowned Su Causeway. On the other hand, to prevent Xi Hu from being silted again, Su Shi erected three stone pagodas at the heart of the lake, banning plantations or farming in the water within the three stone pagodas. The three stone pagodas form the "Three Pools Mirroring the Moon" among the famed Ten Views of Xi Hu, as well as the Lesser Yingzhou Isle – one of the "Three Isles of Xi Hu".

Management Discussion and Analysis

FINANCIAL ANALYSIS

The Group adopts a prudent financial policy with an aim to providing shareholders with sound returns over the long-term.

During the Period, the Group's profit attributable to equity holders of the Company was approximately Rmb1,652.9 million, representing an increase of 15.5% over 2005, while earnings per share for the Group was Rmb38.06 cents.

PROFITABILITY

The compound annual growth rates of earnings per share and return on equity in the last five years were 16.7% and 10.9%, respectively. Details are as follows:

	Year ended December 31,				
	2002	2003	2004	2005	**2006**
EPS (Rmb cents)	20.50	23.23	28.22	32.95	38.06
YoY Growth rate	17.1%	13.3%	21.5%	16.8%	15.5%
ROE	9.2%	9.9%	11.4%	12.8%	13.9%
YoY Growth rate	12.2%	7.6%	15.2%	11.8%	8.7%

During the Period, the annual dividend payout ratio was 71.0%, reflecting a stable dividend payout policy that the management maintained in past years. Details of dividends in the last five years are as follows:

	Year ended December 31,				
	2002	2003	2004	2005	**2006** (Proposed)
Dividends (Rmb'000)	564,604	651,467	825,191	955,485	1,172,641
Dividend payout ratio	63.4%	64.6%	67.3%	66.8%	71.0%

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group remained sound and healthy during the year under review. As at December 31, 2006, current assets of the Group amounted to Rmb4,674.3 million in aggregate (2005: Rmb 1,919.8 million), of which cash and cash equivalents accounted for 32.2% (2005: 37.7%), while time deposits accounted for 2.8% (2005: 5.5%) and short-term investments accounted for 4.9% (2005: 31.9%).

	As at December 31,	
	2006 Rmb'000	2005 Rmb'000
Cash and cash equivalents		
Rmb	**1,493,866**	723,452
US$ in Rmb equivalent	**8,661**	2
HK$ in Rmb equivalent	**1,546**	59
Time deposits		
Rmb	**131,312**	105,632
Short term investments		
Rmb	**229,880**	612,097
Total	**1,865,265**	1,441,242
Rmb	**1,855,058**	1,441,181
US$ in Rmb equivalent	**8,661**	2
HK$ in Rmb equivalent	**1,546**	59

As at December 31, 2006, the Group had Rmb229.9 million in short-term investments that were fully attributable to Zheshang Securities, and was invested in the stock market.

During the Period, net cash inflow generated from the Group's operating activities amounted to Rmb2,413.6 million, representing an increase of 21.7% over 2005.

The Directors do not expect the Company to experience any problem with liquidity and financial resources in the near future.

BORROWINGS AND SOLVENCY

As at December 31, 2006, the total liabilities of the Group were Rmb6,218.0 million, of which 29.7% were borrowings and 40.2% were client deposits arising from securities dealing.

The borrowings comprised mainly outstanding balances of the World Bank loans of Rmb657.8 million in Renminbi equivalent, loans from several domestic commercial banks totaling Rmb125.0 million and corporate bonds amounting to Rmb1 billion that was issued by the Company in 2003 for a term of 10 years. Among Rmb1,845.4 million of the Group's total borrowings, 78.5% were not repayable within one year (2005: Rmb2,434.7 million and 63.6%, respectively). Details as follows:

	Maturity Profiles			
	Gross amount Rmb'000	Within 1 year Rmb'000	2-5 years inclusive Rmb'000	Beyond 5 years Rmb'000
Floating rates				
World Bank loan	657,807	211,761	380,503	65,543
Fixed rates				
Commercial bank loans	125,000	125,000	–	–
Government loans	62,600	60,380	2,220	–
Corporate bonds	1,000,000	–	–	1,000,000
Total as at December 31, 2006	1,845,407	397,141	382,723	1,065,543
Total as at December 31, 2005	2,434,737	886,540	377,615	1,170,582

As at December 31, 2006, the interest rates of the Group's semi-annual and annual domestic commercial bank borrowings, totaling Rmb125.0million, were fixed between 5.02% and 5.58% per annum; the interest rate for Rmb62.6 million government loans remained fixed at 3.00% per annum; the annual coupon rate for the Rmb1 billion corporate bonds was fixed at 4.29%, with interest payable annually; the annual interest rate for client deposits arising from securities dealing was fixed at 0.72%; the floating rate of the Group's Rmb657.8 million World Bank loans, denominated in US dollar, varied from 4.51% to 5.16%.

Total interest expense for the Period amounted to Rmb102.8 million, while profit before interest and tax amounted to Rmb2,829.4 million. The interest cover ratio (profit before interest and tax over interest expenses) stood at 27.5 (2005: 22.1).

	2006 Rmb'000	2005 Rmb'000
Profit before tax and interest	**2,829,399**	2,371,858
Interest expenses	**102,782**	107,196
Interest cover ratio	**27.5**	22.1

The asset-liability ratio (total liabilities over total assets) was 31.8% as at December 31, 2006 (2005: 24.2%).

CAPITAL STRUCTURE

The total equity of the Group increased by 8.0% from Rmb12,363.9 million as at December 31, 2005 to Rmb13,352.5 million as at December 31, 2006. The fixed-rate liabilities of the Group amounted to Rmb3,689.2 million, while the floating-rate liabilities of the Group amounted to Rmb657.8 million and the interest-free liabilities of the Group amounted to Rmb1,871.0 million, representing 18.9%, 3.4% and 9.6% of the Group's capital, respectively.



Management Discussion and Analysis

	As at December 31, 2006		As at December 31, 2005	
	Rmb'000	%	Rmb'000	%
Total equity	13,352,452	68.2%	12,363,868	75.8%
Fixed rate liabilities	3,689,193	18.8%	1,702,600	10.4%
Floating rate liabilities	657,807	3.4%	732,137	4.5%
Interest-free liabilities	1,870,967	9.6%	1,513,051	9.3%
Total	19,570,419	100.0%	16,311,656	100.0%
Long-term interest-bearing liabilities	1,448,266	7.4%	1,548,199	9.5%
Gearing ratio 1 (Note)	46.6%		31.9%	
Gearing ratio 2 (Note)	10.8%		12.5%	
Asset-liability ratio	31.8%		24.2%	

Note: Gearing ratio 1 represents the sum of fixed rate liabilities, floating rate liabilities and interest-free liabilities to the total equity; gearing ratio 2 represents the total amount of the long-term interest-bearing liabilities to the total equity.

CAPITAL EXPENDITURE COMMITMENTS AND UTILIZATION

Total capital expenditures of the Group and of the Company for the Period amounted to Rmb1,169.6 million and Rmb555.3 million, respectively, with Rmb468.9 million incurred by the investment in Zheshang Securities and Rmb485.9million incurred by the Widening Project.

The capital expenditures committed by the Group and by the Company as at December 31, 2006 were Rmb3,873.3 million and Rmb2,941.1 million, respectively. Amongst the Rmb3,873.3 million committed by the Group, 47.1% will be used on the Widening Project, 28.7% will be used on the construction of Jiashao Expressway and 7.3% will be used on the equity acquisition of Jinhua Co.

	As at December 31, 2006					
		Group			Company	
	Commitments Rmb'000	Utilization Rmb'000	Balance Rmb'000	Commitments Rmb'000	Utilization Rmb'000	Balance Rmb'000
Expressway Widening Project						
From Dajing to Fengjing	2,532,514	1,719,141	813,373	–	–	–
From Guzhu to Duantang	2,218,118	1,208,104	1,010,014	2,218,118	1,208,104	1,010,014
Acquisition of additional 18.4% equity interest in Shangsan Co	485,000	–	485,000	485,000	–	485,000
Office decoration	1,939	–	1,939	–	–	–
Renovation of Service Area	49,256	–	49,256	–	–	–
Remaining construction works of the Shangsan Expressway	47,667	5,700	41,967	–	–	–
Purchase of machinery	80,000	–	80,000	54,340	–	54,340
Jiashao Expressway Project	1,145,375	35,000	1,110,375	1,145,375	35,000	1,110,375
Acquisition of 23.45% equity interest in Jinhua Co	281,400	–	281,400	281,400	–	281,400
Total	6,841,269	2,967,945	3,873,324	4,184,233	1,243,104	2,941,129

The Group will finance its abovementioned capital expenditure commitments with internally generated cash flow, with a preference for debt financing to meet any shortfalls thereof.

CONTINGENT LIABILITIES AND PLEDGE OF ASSETS

Fourteen customers of Zheshang Securities previously entered into state bond investment agency agreements with Kinghing Trust Investment Co., Ltd ("Kinghing Investment"), whereby Zheshang Securities kept in custody state bonds in an aggregate principal amount of Rmb106.5 million. These state bonds were pledged as security for certain third party repo trading transactions and the funds obtained were misappropriated by Kinghing Investment. Kinghing Investment was unable to return the misappropriated funds in time and as a result, the security over the state bonds was enforced to settle the relevant repo trading transactions.

In the opinion of directors, Kinghing Investment should take full responsibility for breach of the state bond investment agency agreements. Currently, Kinghing Investment has ceased its operations and its restructuring is underway. It is understood that the 14 customers have already registered their claims with Kinghing Investment's restructuring team. At the date of this report, one of the 14 customers has started legal proceedings against Zheshang Securities for disputes over the state bond investment agency agreement.

After consultation with their legal advisors and other legal experts, the directors believe that, from a legal point of view, Zheshang Securities should not take any legal responsibility, whether or not all the 14 customers choose to take them to court. However, one should not rule out the possibility that the court may, after considering, inter alia, Zheshang Securities role in the performance of the state bond investment agency agreements, request Zheshang Securities to share part of the liability. The impact to the consolidated financial statements as a whole is not expected to be material though should this situation arise.

In addition, a full provision has been made for guarantees issued in respect of the state bond investment agency agreements and fund trust agreements entered into between Kinghing Investment and its corporate customers.

No provision has been made for guarantees amounting to Rmb17.8 million issued in respect of the fund trust agreements entered into between Kinghing Investment and its individual customers because (i) these individuals have already registered their claims with Kinghing Investment's restructuring team; and (ii) under the relevant state policies, these individuals are expected to be compensated in full by the state.

Other than the aforementioned, the Group did not have any other contingent liabilities nor any pledge of assets as at December 31, 2006.

Other than the aforementioned, the Group did not have any other contingent liabilities nor any pledge of assets as at December 31, 2006.

FOREIGN EXCHANGE EXPOSURE

Except for the repayment of a World Bank loan of Rmb657.8 million in US dollars, as well as dividend payments to overseas shareholders in Hong Kong dollars, the Group's principal operations are transacted and booked in Renminbi. Therefore, the Group's exposure to foreign exchange fluctuations is limited and the Group has not entered into any financial instrument for hedging purposes.

Although the Directors do not foresee any material foreign exchange risks for the Group, there is no assurance that any further changes in the foreign exchange environment will not adversely affect the operating results of the Group in the future.



Management Discussion and Analysis

HUMAN RESOURCES

There had been an increase in total number of employees within the Group from 3,028 to 3,873 during the Period, due primarily to the addition of Zheshang Securities Co., Ltd. as a subsidiary to the Company starting from July 1, 2006. Amongst the 3,873 employees, 732 worked in the managerial, administrative and technical positions, while 3,141 worked in fields such as toll collection, maintenance, service areas and securities business outlets.

The Company adopts a remuneration policy that aims to be competitive for attracting and retaining talents. Overall remuneration package for employees is mainly comprised of basic salaries, bonuses and benefits.

Bonuses are designed to reflect individual job performances, as well as business and share price performances of the Group, while benefits for employees come in the form of contributions made by the Group to various local social security agencies covering pension, medical and accommodation concerns that are calculated as a percentage of employees' income and in accordance with relevant rules and regulations.

To supplement the existing pension scheme, the Company adopted a corporate annuity scheme during the Period in accordance with relevant rules and regulations. With the implementation of the corporate annuity scheme, total pension cost charged to the income statement during the Period amounted to Rmb20.8 million.



OUTLOOK FOR 2007

China's economy is expected to continue with its rapid growth in 2007 under the new focus on scientific development and on quality over speed. As the most economically vibrant province, Zhejiang Province will see its GDP to continue to achieve double-digit growth in 2007, a growth rate higher than the national average GDP growth rate. At the same time, cars are widely used by families, and the era of rapid growth in vehicle consumption has arrived. There will be a substantial increase in the total number of vehicles in China.

Owing to the positive impact of the fundamentals mentioned above, we estimate with optimism that the growth rates for both traffic volume and toll income on the Shanghai-Hangzhou-Ningbo Expressway will be higher in 2007 than in 2006. After a gradual dissipation of the impact of vehicle diversion on the Shangsan Expressway, traffic volume on the Shangsan Expressway will also enjoy certain rebounded growth.

To meet the growing traffic flow, and following the Company's introduction of Unionpay bankcards for the first time in China, we will start to introduce non-stop toll collection booths and automatic IC card issuance at entrance booths in 2007, with an aim to further improve the carrying capacity and rapid-through capabilities of the expressways operated by the Company.

In 2007, there will be a new pair of service areas completed and put into operation. Having grown rapidly for three consecutive years, the Company's non-core business operations will continue to enjoy excellent performance in 2007.

Following the successful reorganization of Zheshang Securities, and benefitting from the unusually robust performance of the Chinese stock market, Zheshang Securities will be bringing sizable profit contributions to the Company. However, the Company intends to maintain its investment in, and operation of, expressways as its core business.

2000

The Board formed independent committees: Continuously enhancing corporate governance

In 2000, the number of independent non-executive directors of the Company has increased to one-third of the membership of the Board of Directors. The Audit Committee, the Strategic Committee and the Nomination and Remuneration Committee were established under the Board of Directors to ensure that all decisions by the Board of Directors will be to the best interests of the shareholders. Throughout the years, Zhejiang Expressway has been insisting on a regulated operation and has established an effective accountability system, as well as striving to reinforce internal controls and risk management, thereby actively enhancing the transparency and governance standard of the Company.


Early Ming Dynasty – Yang Mengying:

Built the Yang Gong Causeway despite strong opposition

After the demise of the Song Dynasty in the Yuan Dynasty's hands, Xi Hu shared the fate of female beauties who were blamed for catastrophes in times of upheavals. The Yuan rulers claimed that Song emperors neglected the State's affairs for pleasures in Xi Hu all the time, thereby leading to Song's demise. Accordingly, the Yuan rulers adopted a policy of "abandon and neglect" for Xi Hu. The situation continued until early Ming Dynasty, when the most severe silt in Xi Hu finally occurred. Ultimately, Yang Mengying, the then-governor of Hangzhou, defeated strong opposition and overcame numerous obstacles to re-dredge Xi Hu. Yang dredged over 3,000 acres of paddy fields in the lake occupied by the rich and elevated the Su Causeway, as well as building the Yang Gong Causeway, thereby returning Xi Hu to its glamour in the Tang and Song dynasties.

Report on Corporate Governance

The Board of the Company has reviewed the day-to-day governance practices of the Company in the fiscal year of 2006 (hereinafter referred to as the "Period") by reference to the relevant Code provisions contained in the "Code on Corporate Governance Practices" (hereinafter referred to as the "Code") as set out in Appendix 14 of the Hong Kong Listing Rules, and considers that the Company has strictly complied with all Code provisions as set out in the Code.

CORPORATE GOVERNANCE PRACTICES

A. DIRECTORS

The Board has adopted "Cultivation of expertise, to create and enjoy values" as its own mission, and the Company's best long-term financial return as its measurement criteria. The Board represents the interests of shareholders as a whole, leading the Company to the continued success in its commercial operations. Pursuant to the relevant provisions of the "Company Law" and the mandate of the general meeting, the Board exercises its right of making management decisions in the development strategy, financial control, investment and financing, management structure of the Company. The Board ensures that the management fully discharge their obligations under the various changes to the external factors, and conduct regular and effective supervision on the implementation of policies, decisions and strategies of the management. All the Directors can perform prudently, faithfully and diligently for the overall interests of the Company both in terms of their obligations and responsibilities and accept joint and several responsibilities for all shareholders in respect of the management and operation of the Company. The Board has formulated the "Procedures for Directors to Seek Independent Professional Advice"), which allows Directors to seek independent professional advice based on reasonable requests and under appropriate circumstances, at the expense of the Company. The Company has made appropriate insurance arrangements for any legal action which may be faced by its Directors.

The role of the Chairman is undertaken by an Executive Director elected by over half of all the Directors, who is responsible for leading the Board in formulating the Company's major plans and policies, a good corporate governance practice and procedure, and leads by example to encourage all the Directors to be fully engaged in the business of the Board, and ensures that the Board discusses all the key and appropriate matters in a timely and constructive manner so that the actions of the Board will comply with the best interests of the Company, and enables the effective operation of the Company. The Chairman is responsible for determining and approving the agenda for each Board meeting, during which process the Chairman will consider any matter proposed by other Directors to be added to the agenda. The Chairman authorizes the Secretary of the Board to ensure timely provision of full information regarding the matters to be discussed by the Board to all the Directors. The Chairman has adopted appropriate measures to maintain effective communication with shareholders, with an aim to ensure that the opinions of shareholders are communicated to all members of the Board. The role of the General Manager of the Company is undertaken by another Executive Director appointed by the Board, whose responsibility is to implement these plans and policies. The terms of reference of the Chairman and the General Manager are clearly stated and set out in a written form. Please refer to the Articles of Association of the Company for details.

Members of the Board have extensive knowledge and experience in the Company's business in respect of development strategies, financial and legal aspects. On February 14, 2006, the Company convened an extraordinary general meeting ("EGM") to elect members of the fourth session of the Board. Other than the election of Mr. Jiang Wenyao, the Deputy General Manager who is familiar with the Company's business, to replace the retiring Mr. Xuan Daoguang as an Executive Director, other Directors remain unchanged as compared to the third session of the Board so as to ensure that any change in members of the Board will not have an improper impact on the Company. The fourth session of the Board is comprised of nine directors. Among them, four are Executive Directors; and the remaining five are Non-executive Directors, of whom three are Independent Non-executive Directors, representing one-third of the number of Board members. The number of Non-executive Directors has exceeded half of the total members of the Board. They have extensive experience in business, finance and law and can make independent judgments effectively, and their advice to the Board had material influence on the decision making of the Board. In all the Company's correspondence (including the Company's website) bearing the names of Directors, the full list of names of the latest Board members is provided, indicating their roles and duties and specifying whether they are Independent Non-executive Directors.

The Company has formulated the plan for an orderly succession by the new session of the Board as well as formal, deliberate and transparent procedures for the appointment of new Directors. All the Directors of the Company are elected by the general meeting with a term of office of three years for each session. Upon expiry of his/her term of office, a director can be reappointed upon re-election.

The Secretary of the Board is responsible for providing relevant information to all Directors to ensure each of the Directors has been able to understand his/her duties as the Company's Director, the way of operation, business activities and development of the Company. Non-executive Directors and Executive Directors have the same status and fiduciary responsibility, and by regularly attending meetings of the Board and committee meetings and actively participating in their activities, have made positive contributions to the Company with their independent, constructive and informed opinions. On February 14, 2006 when Mr. Jiang Wenyao first accepted his appointment as an Executive Director, the Secretary of the Board has provided him with specially prepared comprehensive and formal information and professional developments which he ought to know and is required to know for taking up the position, so as to ensure that he is fully aware of his duties under the common law, the Listing Rules, applicable requirements under the laws and other regulatory requirements as well as the Company's business and governance policies.

During the Period, the Secretary of the Board has provided all Directors with the agenda of the meeting, together with adequate and appropriate related meeting Information three days before any Board meeting, to enable the Directors to make fully informed decisions and discharge his/her duties and obligations as a Director. All directors have made formal and informal communications with the senior management from time to time during the Board meetings and other occasions. Each of the Directors has his/her own independent channel of contacting the senior management by himself/herself to obtain the information he/she requires.

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Disclosures on the remuneration of the Directors and Supervisors are made available in the 2006 annual report on page 74. The Company has a regulated procedure for formulating the relevant policies of the remunerations for the Executive Directors and determining the remunerations of the Directors. The remuneration of the Directors were determined at the extraordinary general meeting of the Company held on February 14, 2006 by reference to the common practice and the level of remuneration of domestic and overseas listed companies and taking into account the scale and the growth in results of the Company as well as competitiveness in the market. The level of remunerations has been sufficient to attract and retain the Directors required for the successful operation of the Company. However, the Company avoided to pay excessive remuneration for such purpose. None of the Directors have participated in determining their own remunerations.

Report on Corporate Governance

C. ACCOUNTABILITY AND AUDITING

During the Period, the Secretary of the Board has provided full explanations and adequate information to all members of the Board to enable the Board to consider the financial and other information submitted for their approval. The Directors are responsible for preparing the accounts for the Period, so that the accounts can truly and fairly reflect the position, results and cash-flow performance of the Company's business during the period. When preparing the accounts for the Period, the Directors have adopted and implemented appropriate accounting policies, adopted the standards under "Hong Kong Financial Reporting Standards", made prudent and reasonable judgments and estimates, and prepared the accounts on an ongoing concern basis. In the appropriate shareholder correspondence, the Board believes that balanced, clear and easily understandable assessments on the Company's situation and prospects have been made.

The Board authorizes the management to establish and maintain the internal control system, and conducts reviews on all important control procedures such as finance, operation, compliance and risk management from time to time through its Audit Committee so as to protect the Company's assets and shareholders' interests. Through the Audit Department, the Audit Committee examines, supervises and evaluates the financial position, operation and internal control activities of the Company on a regular basis pursuant to different businesses and flows. During this period, the audit department of the Company organized and implemented tests on internal control and risk management, detected and analysed the internal control situation and hidden risks, and took relevant preventive measures to improve the internal control system. Upon completing the evaluation on the internal control system, the audit department submitted the evaluation result to all members of the Audit Committee for review. Meanwhile, the Company, through the appointment of external auditors, conducted regular audits of the Company's financial reports in accordance with applicable accounting standards, and provided independent and objective opinions and advice in the form of audit reports.

The Board has made standardized arrangements on how to apply the principles of financial reporting and internal control, and how to maintain appropriate relation with the auditors. The Audit Committee under the Board of the Company has laid down their written terms of reference to comply with the Code. The relevant content has been posted on the Company's website in the section headed "Corporate Governance". During the Period, the initial draft and final draft of the minute of each of the meetings of the Audit Committee have been circulated to all members of the committee within a reasonable time after the meetings, and having obtained comments from the members on the initial drafts, the final drafts were kept for records. A complete record of the meetings was maintained by the Secretary of the Board. At present, none of the five members of the Audit Committee were formal partners of the Company's existing external auditors. The Audit Committee has sufficient resources to perform its duties.

D. DELEGATION BY THE BOARD

The Company has formulated a formal pre-determined schedule in the Articles of Association specifying the matters which specifically require decisions to be made by the Board, in respect of which the management have to report to the Board for approval before making the decisions or entering into commitments on behalf of the Company.

In order to carry out sound corporate governance, the Company has formulated and implemented "Guidelines on Corporate Governance", "Terms of Reference for the Audit Committee", "Terms of Reference for the Nomination and Remuneration Committee", "Terms of Reference for the Connected Transactions Committee" and "Terms of Reference for the Strategy Committee" in compliance with the Listing Rules and other relevant laws and regulations, thereby providing each of the Audit Committee, the Nomination and Remuneration Committee, the Connected Transactions Committee and the Strategy Committee under the Board their specific written terms of reference, specifying the powers and duties of these committees.

E. COMMUNICATIONS WITH SHAREHOLDERS

The Board of the Company has put emphasis on the convening of general meetings and makes every effort to maintain continued communication with shareholders. The Company will send the notice of the general meeting and/or circular to both domestic and overseas shareholders 45 days prior to the holding of the general meeting, specifying the matters to be considered at the meeting and the voting procedure in compliance with the "Listing Rules" and the Articles of Association. During the Period, the Chairman has attended all general meetings, whereat a separate resolution in respect of each separate matter was passed, and has made arrangements for the scrutineer, Deloitte Touche Tohmatsu Certified Public Accountants, to supervise the relevant voting by shareholders. Results of the general meetings were published in Hong Kong newspapers on the first business day after the meetings, and were posted on the websites of the Stock Exchange and the Company.

SECURITIES TRANSACTIONS BY DIRECTORS

Pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" under Appendix 10 of the Listing Rules (hereinafter referred to as "Model Code") as well as taking into account the actual situation of the Company, the Company has formulated its own "Rules on Security Dealings", with standards not less exacting than the "Model Code".

Upon specific enquiries to all the Directors, the Directors have confirmed their respective compliance with the relevant standards for securities transactions by directors as set out in the Model Code and the "Rules on Security Dealings" of the Company in the Period.

BOARD

On 14 February 2006, the Company held the EGM at which the fourth session of the Board was elected. The fourth session of the Board of the Company comprised nine members, including four Executive Directors, namely Mr. Geng Xiaoping (Chairman), Mr. Fang Yunti, Mr. Zhang Jingzhong and Mr. Jiang Wenyao; two Non-executive Directors, namely Ms. Zhang Luyun and Ms. Zhang Yang; and three Independent Non-executive Directors, namely Mr. Tung Chee Chen, Mr. Zhang Junsheng and Mr. Zhang Liping.

The Board of the Company has held six meetings during the Period. The following were attendance rates of all Directors at Board meetings (including appointing other directors to attend):

Member of the Board	Attendance/Total number of meetings
Geng Xiaoping (Chairman)	6/6
Fang Yunti	5/6
Zhang Jingzhong	6/6
Jiang Wenyao	5/6
Zhang Luyun	6/6
Zhang Yang	5/6
Tung Chee Chen	6/6
Zhang Junsheng	6/6
Zhang Liping	6/6

The Board has regularly held meetings during the Period. Ad hoc meetings were held as necessary. The Company has issued letters of enquiry to all the Directors for their comments on the agenda seven days before the issue of notices of Board meetings, so as to ensure that they would have the opportunity to raise additional matters for inclusion in the agenda. The Secretary of the Board issued notice of meeting to all the Directors, Supervisors and participating members fourteen days prior to the convening of each regular Board meeting (seven days prior to the convening of an ad hoc meeting), so as to allow all the Directors and other participating members to make reasonable arrangements to attend the meeting. The Secretary of the Board has provided the agenda of the meeting and adequate related board papers to all the Directors, Supervisors and participating members three days before the convening of each Board meeting, so as to ensure the Directors could make an informed decision on the matters to be discussed. After the completion of the regular Board meeting, the Company has sent the initial draft and final draft of the minutes to all the Directors: the initial draft to seek comments from the Directors, and the final draft for records. The minutes of the Board and committee meetings contained sufficient detailed records on the matters considered by the Directors at the meetings and the decisions reached, including any concerns raised by the Board or dissenting views expressed by the Directors. The Secretary of the Board has maintained full records of the meetings of the Board and committees, which would be available for inspection by any Director during working hours. All the Directors have had access to the advice and services of the Secretary of the Board, who was available at all times for enquiries in respect on any matters (including the application and execution of the Code), so as to ensure the Board procedures and all the applicable rules and regulations were complied with. The Board and the management made decisions on the matters of the Company within their respective scope of duties in accordance with Articles 92 and 105 in the Articles of Association.

The Company has complied with the requirements under Rules 3.10(1) and (2) of the Listing Rules, and the Board has appointed three Independent Non-executive Directors, with at least one possessing the appropriate professional qualification or with accounting or related financial management expertise.

Pursuant to Rules 3.13 of the listing Rules, the company has specially inquired all three Independent Non-executive Directors and received their respective confirmation of Independence. The Independent Non-executive Directors have confirmed their respective independence pursuant to Rule 3.13 of the Listing Rules during the Period. The Company still considers the Independent Non-executive Directors to be Independent.

There were no relationship between the members of the Board (including the Chairman and the General Manager), including financial, business, family or other material/relevant relationships.

THE CHAIRMAN AND THE GENERAL MANAGER

The Company's Chairman and General Manager have different roles which are assumed by Mr. Geng Xiaoping and Mr. Fang Yunti respectively.

TERM OF SERVICE OF NON-EXECUTIVE DIRECTORS

Each of the Non-executive Directors of the fourth session of the Board has a term of service for three years, from March 1, 2006 to February 28, 2009.

NOMINATION AND REMUNERATION OF DIRECTORS

The Board has a Nomination and Remuneration Committee, mainly responsible for reviewing and making recommendations for the selection standards and procedures for Directors, General Manager and other senior management of the Company; identifying qualified candidates and making reviews and recommendations thereon; and determining, supervising and monitoring the implementation of the remuneration policies for the Directors and senior management personnel. For the details of its terms of reference, please refer to the "Corporate Governance" section in the Company's web site. The Nomination and Remuneration Committee has sufficient resources for performing its duties.

The Nomination and Remuneration Committee comprises three Independent Non-executive Directors, namely Mr. Zhang Liping, Mr. Tung Chee Chen and Mr. Zhang Junsheng. Mr. Zhang Liping was the chairman.

During the Period, the Nomination and Remuneration Committee did not hold any meeting.

REMUNERATION OF THE AUDITORS

During the Period, the Company has paid HK$1,384,500 (equivalent to approximately Rmb1,426,300) to Deloitte Touche Tohmatsu Certified Public Accountants (Hong Kong auditors) in respect of audit services for 2005, and Rmb610,000 to Zhejiang Pan China Certified Public Accountants (domestic auditors) in respect of audit services for 2005, which totaled approximately Rmb2,036,300. The Company has no other material non-audit service expenses.

AUDIT COMMITTEE

The Board has an Audit Committee which is mainly responsible for providing advice to the Board regarding the appointment, reappointment and removal of external auditors; the supervision of the integrity of the Company's financial statements and annual reports and accounts, half-yearly reports, and the review of important opinions in relation to financial reporting as set out in statements and reports; and the review of the Company's financial control, internal control and risk management system. The Audit Committee comprised five Non-executive Directors, three of whom were Independent Non-executive directors, namely Mr. Tung Chee Chen, Mr. Zhang Junsheng and Mr. Zhang Liping; and the remaining two were Non-executive Directors, namely Ms. Zhang Luyun and Ms. Zhang Yang. Mr. Tung Chee Chen was the chairman of the Audit Committee.

During the Period, the Audit Committee held three meetings. The following were the attendance rates of the members (including appointing other members to attend):

Member of the Audit Committee	Attendance/Total number of meetings
Tung Chee Chen (Chairman)	3/3
Zhang Junsheng	3/3
Zhang Liping	3/3
Zhang Luyun	3/3
Zhang Yang	3/3

On February 20, 2006, the Audit Committee held the first meeting of the third session of the Committee, and considered and agreed to the appointment of the person in charge of the audit department. On April 25, 2006, the Audit Committee held the second meeting of the third session of the Committee, and considered the audited financial statements for 2005, the audit reports for 2005 and the audit plans for 2006, and considered and agreed to the proposals by the Board to the annual general meeting on the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong as the Company's Hong Kong auditors and the re-appointment of Zhejiang Pan China Certified Public Accountants as the Company's PRC auditors, and the authorization upon the Board of the Company to determine their remuneration. On August 29, 2006, the Audit Committee held the third meeting of the third session of the Committee, and considered the interim (unaudited) financial statements for 2006, the internal audit report for 2006, the amendment to the "Terms of Reference for Audit" and changing the person in charge of the audit department. Apart from the above, the Audit Committee also examined and supervised the work of the audit department by reviewing quarterly audit reports.

During the Period, the Company has complied with the requirements on the composition of audit committees as set out in Rule 3.21 of the Listing Rules.

All the Directors of the Company have confirmed their responsibility for preparing the accounts.

RIGHTS OF SHAREHOLDERS

Pursuant to the Articles of Association, the way to convene an extraordinary general meeting of the shareholders is: two or more shareholders (in aggregate holding Shares in the Company with over 10% (inclusive) of the voting rights in the meeting to be held) to request in writing to the Board by signing one or more forms with similar contents, 'for convening an extraordinary general meeting, and specifying the agenda of the meeting. Upon receipt of the request in writing, the Board shall convene the extraordinary general meeting as soon as possible.

Report on Corporate Governance

RELATIONSHIP WITH INVESTORS

Pursuant to the new "Company Law" coming into effect on January 1, 2006,the Company made amendments to Articles 3,145,148,149,151,153 and 182 in the Articles of Association at the annual general meeting held on June 14, 2006. For details of the amendments, please refer to the shareholders' circular sent by the Company on April 29, 2006.

The Company's shares comprised Domestic Shares and H Shares. The Domestic Shares were held by Zhejiang Communications Investments Group Co., Ltd. as to 2,432,500,000 Shares and by Huajian Transportation Economic Development Center as to 476,760,000 Shares, representing 56% and 11% of the total shareholding respectively. The H Shares were held by overseas investors, with a total shareholding of 1,433,854,500 Shares, representing 33% of the total shareholding. For details of the substantial shareholders holding more than 5% of the Company's H shares, please refer to the annual report for this year on page 42.

The latest general meeting of the Company was held on November 16, 2006 at 12th Floor, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, and considered the interim dividend proposal plan for 2006. Following voting by the shareholders attended by proxy, the meeting approved the payment of an interim dividend of Rmb0.07 per share for the six months ended June 30, 2006, representing approximately 44% of the earnings per share for the same period, with 3,551,556,925 shares voted in the affirmative (representing 100% of the total votes at the meeting), and 0 shares voted against.

The Company will hold its 2006 AGM on June 11, 2007 to consider the resolutions in respect of the 2006 audited financial statements, 2006 profit distribution plan, and 2006 Report of the Directors.

As at the end of the period, the Company's market capitalization held by the public amounted to HK$8,545,772,820.

The Company has always viewed its relationship with investors as a relationship of great importance, especially with regard to the communications with minority shareholders. During the Period, the Company enabled investors to clearly understand the Company's operation situation and development prospects through timely and accurate announcements, active participations in various investors' forums, regular performance of global roadshows, and hosting company visits for analysts and fund managers. Through such communications, concerns and proposals of investors could be effectively transmitted to the management, thereby enabling the management to create better values to shareholders.

The Company will be devoted to maintaining such relationship with investors, maintaining the smooth communication channel between the management and investors, and to continue satisfying demands of investors through incessant efforts.

MANAGEMENT FUNCTIONS

The management functions of the Board and the management are specifically stipulated in Articles 92 and 105 in the Articles of Association. Details of the Articles of Association can be obtained on the Company's website under the section headed "Corporate Governance".

Mid-Ming Dynasty - Sun Gai:

Built the Mid-Lake Pavilion, adding another great scenery

During the Jia Jing Period of the Ming Dynasty, Sun Gai, the then-governor of Hangzhou, built the Mid-Lake Pavilion with soil at the former site of the northern pagoda of the three pagodas built by Su Shi, in order to resolve Xi Hu's floods. The Mid-Lake Pavilion is the biggest pavilion in Xi Hu, named for its location at the centre of the whole lake. As the pavilion is located at the centre of Xi Hu, the pavilion commands the entire view of the surrounding beautiful lake and hills. Accordingly, it is named "A Panorama from the Heart of Xi Hu" among the "18 Views of Xi Hu".



2003

Development Co established: Focusing on the development of expressway-related business operations

In 2003, Zhejiang Expressway established Development Co to facilitate the development of expressway-related business operations, such as service areas, petrol stations and vehicle service, so as to provide road users with better and comprehensive ancillary services while expanding the revenue base of the Company. Since its inception, the Company has been continuously improving the facilities and services of expressways to create a comfortable, safe and efficient traffic environment for road users.

Directors, Supervisors and Senior Management Profiles

DIRECTORS

EXECUTIVE DIRECTORS

Mr. GENG Xiaoping, born in 1948, is the Chairman of the Company. Mr. Geng graduated from the East China College of Political Science and Law in 1984. From 1979 to 1991, he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed as Deputy Director of the Zhejiang Provincial Expressway Executive Commission where he was responsible for the business operation and administration of the expressway system in Zhejiang Province. Mr. Geng was the General Manager and Chairman of the Company from March 1997 to March 2002. Since December 2001, he has been appointed as a Director and General Manager of the Communications Investment Group, the controlling shareholder of the Company. He resigned from the office of the General Manager of the Company in March 2002. Mr. Geng is also serving as a Senior Advisor to Zheshang Securities.

Mr. FANG Yunti, born in 1950, is a Senior Engineer, an Executive Director and the General Manager of the Company responsible for the overall management of the Company. Mr. Fang graduated from Tsinghua University in 1976 majoring in automotive engineering. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. During the period from 1991 to 1996, he was the Deputy Chief and Chief of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission, where his responsibilities included operation management and equipment management in relation to the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang was an Executive Director and the Deputy General Manager of the Company from March 1997 to March 2002. Since March 2002, he has been an Executive Director and the General Manager of the Company. Mr. Fang also holds Chairmanships at Jiaxing Co., Shangsan Co., Development Co., Zheshang Securities, and Directorship at Yuhang Co., each a subsidiary of the Company.

Mr. ZHANG Jingzhong, born in 1963, is a Senior Lawyer, an Executive Director and Company Secretary of the Company. Mr. Zhang graduated from Zhejiang University (previously known as Hangzhou University) in July 1984 with a bachelor's degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. From 1988 to 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China to practice securities law. In January 1994, Mr. Zhang became a Senior Partner at T&C Law Firm in Hangzhou. Mr. Zhang has been an Executive Director of the Company since April 1997, and was appointed Deputy General Manager in March 2002. Since March 2003, he has been the Company Secretary. Mr. Zhang also serves as Director at Shangsan Co., Development Co., and Vice Chairman at Zheshang Securities.

Mr. JIANG Wenyao, born in 1966, is the Deputy General Manager of the Company. Mr. Jiang graduated from Zhejiang University, majoring in industrial automation and manufacturing mechanics, and obtained a master's degree in engineering. From March 1991 to February 1997, he worked in the Engineering Division and the Planning and Finance Division of the Zhejiang Provincial Expressway Executive Commission. He joined the Company since March 1997, and has served as Deputy Manager of the General Department, Manager of the Equipment Department, Manager of the Operation Department, Assistant General Manager and Company Secretary. Mr. Jiang also serves as a director and General Manager at Development Co., and Director at Yuhang Co., both subsidiaries of the Company.

NON-EXECUTIVE DIRECTORS

Ms. ZHANG Luyun, born in 1961, is a Director and Deputy General Manager of the Communications Investment Group. Ms. Zhang graduated from Zhejiang University, majoring in administration and management. From 1983 to 1997, she served as the Secretary, Deputy Chief and Chief of the Office of Hangzhou City Government. In 1997, she was the Deputy President of Hangzhou Broadcasting and TV College and received the title of the Assistant Researcher in college-teaching. She joined the Communications Investment Group in December 2001 and has been a Director and Deputy General Manager of the Communications Investment Group since then.

Ms. ZHANG Yang, born in 1964, is the Assistant General Manager and the Manager of the Securities Department of Huajian, a substantial shareholder of the Company. In 1987, she graduated from Lanzhou University with a bachelor's degree in economics. In 2001, she completed the postgraduate studies in economics management at the Central Party School. From 1987 to 1994, she worked for the Ministry of Aviation. Ms. Zhang is currently a Non-executive Director of Shenzhen Expressway Company Limited, Sichuan Expressway Company Limited and Xiamen Port Development Company Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. TUNG Chee Chen, born in 1942, is the Chairman of Orient Overseas (International) Limited, an Independent Non-executive Director, a member of the Nomination and Remuneration Committee and the Chairman of the Audit Committee of the Company. Mr. Tung was educated at the University of Liverpool, England, where he received his bachelor's degree in science. He later obtained a master's degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. Mr. Tung has been an Independent Non-executive Director of the Company since March 1997. In addition, Mr. Tung also holds directorships in the following listed public companies: Chairman (Executive Director) of Orient Overseas (International) Limited, and as an Independent Non-executive Director of BOC Hong Kong (Holdings) Limited, Cathay Pacific Airways Limited, PetroChina Company Limited, Sing Tao News Corporate Limited and U-Ming Marine Transport Corp.

Mr. ZHANG Junsheng, born in 1936, is a Professor, an Independent Non-executive Director and a member of the Audit Committee and the Nomination and Remuneration Committee of the Company. Mr. Zhang graduated from Zhejiang University in 1958, and was a Lecturer, an Associate Professor, and an Advising Professor at Zhejiang University. He was also a Professor concurrently at, amongst other universities, Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as the Deputy General Secretary in the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director since July, 1987. Since September 1998, Mr. Zhang has taken up the position of General Secretary of Zhejiang University. In addition, Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, a Director to the Zhejiang Province Economic Development Consultation Committee, a Chairman of Zhejiang University Development Committee, an Honorary Doctor of Science of the City University of Hong Kong, an Honorary Academician of Asian Knowledge Management Association and an Honorary Professor of Canadian Chartered Institute of Business Administration. Mr. Zhang has been an Independent Non-executive Director of the Company since March 2000.

Directors, Supervisors and Senior Management Profiles

Mr. ZHANG Liping, born in 1958, is a Managing Director of Credit Suisse and Country Head of China. He is an Independent Non-executive Director, a member of the Audit Committee and the Chairman of the Nomination and Remuneration Committee of the Company. Mr. Zhang graduated from University of International Business & Economics of Beijing and received a master's degree in international affairs and international laws from St. John's University in New York. He also attended New York University's MBA program. Mr. Zhang held a number of senior positions at other organizations, including CEO of Imagi International Holdings Limited, Managing Director of Pacific Concord Holdings Limited, Managing Director and Geographic Head - Greater China Region, Dresdner Banking Group, and Director of the Investment Banking Division and China Chief Representative of Merrill Lynch Co. & Inc. Mr. Zhang has been an Independent Non-executive Director of the Company since March 2003.

SUPERVISORS

SUPERVISOR REPRESENTING SHAREHOLDERS

Mr. MA Kehua, born in 1952, is a Senior Economist and the Chairman of the Supervisory Committee. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an Engineer at Shanghai Railway Bureau No.1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and in 1993 became the Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway Executive Commission responsible for materials supply. Mr. Ma took up the post of Deputy General Manager of Zhejiang Provincial High Class Highway Investment Company Limited in June 1999, and is currently the Deputy General Manager of the Communications Investment Group.

SUPERVISOR REPRESENTING EMPLOYEES

Mr. FANG Zhexing, born in 1965, is a Senior Engineer, the Manager of the Human Resources Department of the Company. He is also the Chairman of Hangzhou Shida Expressway Co., Ltd., a jointly controlled entity of the Company. Mr. Fang graduated from Zhejiang University where he received a master's degree in engineering. From 1986 to 1988 he was the Assistant Engineer in the Project Management Office of the Electric Power and Water Conservancy Bureau in Taizhou. From 1991 until 1997, he was the Engineer in the Project Management Office of Zhejiang Provincial Expressway Executive Commission, where he participated in the project management of Shanghai-Hangzhou-Ningbo Expressway. Since March 1997, he has served as the Deputy Manager and the Manager of the Planning and Development Department, the Manager of the Project Development Department, the Director of Quality Management Office and the Director of Internal Audit Department of the Company.

INDEPENDENT SUPERVISORS

Mr. ZHENG Qihua, born in 1963, is a Senior Accountant and an independent non-executive member of the Supervisory Committee of the Company. Mr. Zheng was among the first batch of Chinese registered accountants who obtained qualifications required for practicing accountancy involving securities in 1992. He has working and training experience in Hong Kong and Singapore, and he worked with the Listing Division of the China Securities Regulatory Commission during 1997 and 1998. He was a member of the Sixth Session of the Listing Review Board of the China Securities and Regulatory Commission in 2004. He is currently the Deputy General Manager of Zhejiang Pan-China Certified Public Accountants and a guest professor at Zhejiang Gongshang University and Zhejiang Finance & Economics Institute.

Mr. JIANG Shaozhong, born in 1946, is a Professor. Mr. Jiang graduated from the Management Department of Zhejiang University with a master's degree. From 1982, he worked in the Management Department of Zhejiang University as Lecturer, Assistant Professor, Professor, Dean of Research Office and Deputy Dean of the Department. From 1984 to 1985, he was a visiting scholar at Stanford University. From 1991 to 1998 he was the Deputy General Economist, the Chief of the Financial Division, the Chief of the Teaching Division and the Deputy Manager of the Management Department of Zhejiang University. He is currently the Deputy General Accountant of Zhejiang University.

Mr. WU Yongmin, born in 1963, is an Assistant Professor. Mr. Wu graduated from China University of Political Science and Law with a master's degree. He was the Deputy Dean of the Department of Law at Hangzhou University, Deputy Dean of the Department of Law at Zhejiang University's Law School, and Director of Zheda Law Firm. Mr. Wu studied at the Christian-Albrechts-Universit ät zu Kiel in 1996 as a visiting scholar. He is currently the Acting Dean of the Department of Law at the Law School of Zhejiang University, a Supervisor for master's degree candidates in Business Law, a member of China Business Law Research Council, Deputy Director of Zhejiang Tax Law Research Council, an Arbitrator of Hangzhou Arbitration Committee, and a Lawyer at Zhejiang Zeda Law Firm.

OTHER SENIOR MANAGEMENT MEMBERS

Mrs. HUANG Qiuxia, born in 1956, an economist, and is the Deputy General Manager of the Company. Mrs. Huang graduated from Hangzhou Non-professional Technology University in 1988 majoring in Human Resource Management. From 1976 to 1991, she was the Deputy Chief of Labor Division of Hangzhou Clock and Watch Factory. She joined the Zhejiang Provincial Expressway Executive Commission in August 1991, and was involved in matters related to labor wages, personnel, external affairs etc. During the period from March 1997 to February 2003, she was the Deputy Manager and Manager of General Department of the Company. Mrs. Huang also serves as Director and Deputy General Manager at Jiaxing Co.

Mr. PAN Jiaxiang, born in 1951, an engineer, and is the Deputy General Manager of the Company. Mr. Pan graduated from Hangzhou University, majoring in economic management. From 1987 to 1992, he was the Deputy Director of the Office of Shangyu City People's Government, and at the same time served as the Director of the Executive Commission of the Shanghai-Hangzhou-Ningbo Expressway (Shangyu Section). From January 1993 to April 1996, he was the Director and the Secretary of Party Committee of Shangyu City Communications Bureau. He has worked in the Company since April 1997, and served as Deputy Manager of Maintenance Department, Assistant of the General Manager and Director and Chief Supervisory Engineer of Widening Project Office, and General Manager of Shangsan Co. Mr. Pan is also serving as a Director at Zheshang Securities.

Mr. WU Junyi, born in 1969, a holder of master degree in accounting, and is the Chief Financial Officer of the Company. Mr. Wu graduated from Xi'an Communications University in 1996. From 1996 to 1997, he was with the China Investment Bank, Hangzhou Branch. He joined the Company in May 1997, and has served as Manager of Securities Investment Department and Manager of Planning and Finance Department. Mr. Wu is also serving as a Director at Shangsan Co.

2006

Major works of the Phase III Widening Project completed: Meeting the demand from continued traffic growth

In 2006, the Company completed all the key construction works of the Phase III Widening Project on the Shanghai-Hangzhou-Ningbo Expressway, thereby fully gearing up itself for the full operation of the province's first 8-lane expressway. Meanwhile, the works completion also allowed the Company to assume a more important role among Zhejiang's expressway operators while meeting the demand from growing vehicle traffic in the province.

Qing Dynasty – Ruan Yuan:

Built the Ruan Gong Mound, founding a public library to promote Han Studies

The third isle of the "Three Isles of Xi Hu" was formed during the Jia Qing Period of the Qing Dynasty when Ruan Yuan, the imperial Inspector of Zhejiang, adopted the method of the Song Dynasty's Su Shi to dredge the lake and form the isle with the silt dredged. The isle is named Ruan Gong Mound, and is known as "Ruan Gong Islet Submerged in Greenery" among the "Ten New Views of Xi Hu". As the imperial inspector of Zhejiang, Ruan Yuan not only repaired local sceneries and relics and dredged Xi Hu, but also promoted the Han School of Chinese Classics Studies and established the "Lingyin Collection" – the earliest public library of Zhejiang Province. For his accomplishments, Ruan was honored as a "Master of Classics" who mastered all the Six Arts.



Report of the Directors

The Directors of the company hereby present their report and the audited financial statements of the Company and the Group for the year ended December 31, 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Group comprise the investment, operation, maintenance and management of high grade roads, as well as development and operation of certain ancillary services, such as technical consultation, advertising, automobile servicing and fuel facilities. There were no changes in the nature of the Group's principal activities during the year.

SEGMENT INFORMATION

During the year, the entire revenue and contribution to profit from operating activities of the Group were derived from the Zhejiang Province in the People's Republic of China ("PRC"). Accordingly, a further analysis of the revenue and contribution to profit from operating activities by geographical area is not presented. However, an analysis of the Group's revenue and contribution to profit from operating activities by principal activity for the year ended December 31, 2006 is set out in note 6 to the financial statements.

RESULTS AND DIVIDENDS

The Group's profit for the year ended December 31, 2006 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 48 to 96.

An interim dividend of Rmb0.07 per share (approximately HK$0.07) was paid on November 30, 2006. The Directors recommend the payment of a final dividend of Rmb0.20 (approximately HK$0.20) in respect of the year, to shareholders whose names appeared on the register of members of the Company on May 17, 2007. This recommendation has been incorporated in the financial statements as an allocation of retained earnings within the capital and reserves section in the balance sheet. Further details of the dividends are set out in note 13 to the financial statements.

FIVE YEAR SUMMARY FINANCIAL INFORMATION

The following is a summary of the published consolidated results, and of the assets, liabilities and minority interests of the Group prepared on the basis set out in the notes below.

	Year ended December 31,				
Results	**2006 Rmb'000**	2005 Rmb'000	2004 Rmb'000 (restated)	2003 Rmb'000 (restated)	2002 Rmb'000 (restated)
REVENUE	**4,763,780**	3,456,385	3,131,993	2,471,805	2,168,078
Operating costs	**(2,076,670)**	(1,195,428)	(881,355)	(731,451)	(561,918)
Total profit	**2,687,110**	2,260,957	2,250,638	1,740,354	1,606,160
Other income	**203,952**	185,947	41,646	127,285	66,457
Administrative expenses	**(71,022)**	(62,766)	(74,506)	(114,629)	(95,209)
Other expenses	**(32,901)**	(41,635)	(243,823)	(54,243)	(33,109)
Finance costs	**(71,991)**	(101,343)	(103,457)	(132,801)	(163,224)
Share of profit of associates	**4,435**	7,217	9,086	12,509	10,009
Share of profit of a jointly-controlled entity	**23,344**	16,285	19,622	8,894	686
PROFIT BEFORE TAX	**2,742,927**	2,264,662	1,899,206	1,587,369	1,391,770
INCOME TAX EXPENSE	**(884,036)**	(692,366)	(542,749)	(491,346)	(398,251)
PROFIT FOR THE YEAR	**1,858,891**	1,572,296	1,356,457	1,096,023	993,519
Attributable to:					
Equity holders of the Company	**1,652,871**	1,431,192	1,225,699	1,008,792	890,452
Minority interests	**206,020**	141,104	130,758	87,231	103,067
EARNINGS PER SHARE	**38.06 cents**	32.95 cents	28.22 cents	23.23 cents	20.50 cents

	As at December 31,				
Assets and liabilities	**2006 Rmb'000**	2005 Rmb'000	2004 Rmb'000 (restated)	2003 Rmb'000 (restated)	2002 Rmb'000 (restated)
Total assets	19,570,419	16,311,656	15,465,649	15,068,687	14,505,834
Total liabilities	(6,217,967)	(3,947,788)	(3,653,143)	(3,910,291)	(3,826,254)
Net assets	13,352,452	12,363,868	11,812,506	11,158,396	10,679,580

Notes:

1. The consolidated results of the Group for the four years ended December 31, 2005 have been extracted from the Company's 2005 annual report dated April 25, 2006, while those of the year ended December 31, 2006 were prepared based on the consolidated income statement as set out on page 48 of the financial statements.

2. The 2006 earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended December 31, 2006 of Rmb1,652,871,000 (2005: Rmb1,431,192,000) and the 4,343,114,500 ordinary shares (2005: 4,343,114,500 ordinary shares) in issue during the year.

3. Differences in Financial Statements prepared under PRC GAAP and HKFRSs

	Net profit before minority interests		Net assets as at December 31,	
	2006 Rmb'000	2005 Rmb'000	2006 Rmb'000	2005 Rmb'000
As reported in the statutory financial statements of the Group prepared in accordance with PRC GAAP	**1,727,477**	1,544,952	12,039,846	11,432,913
HK GAAP adjustments:				
(a) Goodwill	**76,176**	45,970	(93,751)	(65,871)
(b) Depreciation provided, net of deferred tax	**7,840**	4,992	(189,658)	(196,214)
(c) Deferred tax assets on disposal of fixed assets	**–**	(38,319)	–	–
(d) Difference in the share premium account during establishment	**–**	–	11,923	11,923
(e) Restatement of short term investments in securities At market value, net of deferred tax	**28,229**	14,568	34,296	18,678
(f) General provision on accounts receivable and other debts	**9,851**	162	11,120	1,732
(g) Assessment on impact of appreciation, net of deferred tax	**3,068**	–	85,847	–
(h) Others	**6,250**	(29)	(6,319)	(7,243)
(i) Minority interests	**–**	–	1,459,148	1,167,950
As restated in the financial statements	**1,858,891**	1,572,296	13,352,452	12,363,868

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, the five largest customers and suppliers of the Group accounted for less than 30% of the total turnover and purchases, respectively.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

CONNECTED TRANSACTIONS

During the year, the Company has entered into a continuing connected transaction with its subsidiary and a fellow subsidiary, details of which are set out in note 44 to the financial statements.

PROPERTY, MACHINERY AND PLANT

Details of movements in property, machinery and plant of the Company and the Group during the year are set out in note 15 to the financial statements.

CAPITAL COMMITMENTS

Details of the capital commitments of the Company and the Group as at December 31, 2006 are set out in note 41 to the financial statements.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in the consolidated statement of changes in equity on page 51 to the financial statements.

DISTRIBUTABLE RESERVES

As at December 31, 2006, before the proposed final dividend, the Company's reserves available for distribution by way of cash or in kind, as determined based on the lower of the amount determined under PRC accounting standards and the amount determined under HK GAAP, amounted to Rmb1,076,321,000. In addition, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,645,726,000 standing to the credit of the Company's share premium account as prepared in accordance with the PRC accounting standards was available for distribution by way of capitalisation issues.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES AND UNDERLYING SHARES

As at December 31, 2006, the following shareholders held 5% or more of the issued share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance (the "SFO"):

Name	Number of shares	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000	83.61%
Huajian Transportation Economic Development Center	476,760,000	16.39%

Name	Number of shares	Percentage of share capital (H shares)
Bailie Gifford & Co.	216,677,200	15.11%
Aberdeen Asset Management PLC and its Associates	206,964,000	14.43%
The Children's Investment Master Fund	132,354,000	9.23%
Mondrian Investment Partners Ltd.	121,248,000	8.46%
JP Morgan Chase & Co.	115,796,817	8.08%

Save as disclosed above, as at December 31, 2006, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

PUBLIC FLOAT

As at the date of this report, and to the best of the Directors' knowledge, 100% of the H shares of the Company, which accounts for approximately 33% of all issued capital of the Company, are held by the public.

PURCHASE, REDEMPTION OR SALE OF THE LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

TRUST DEPOSITS

As at December 31, 2006, other than the deposits of Rmb5,122,228 placed in non-bank financial institutions in the PRC, the Group did not have any trust deposits, nor any time deposits with any non-bank financial institution in the PRC. Nearly all of the Group's deposits have been placed with commercial banks in the PRC and the Group has not encountered any difficulty in the withdrawal of funds.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

EXECUTIVE DIRECTORS

Mr. Geng Xiaoping
Mr. Fang Yunti
Mr. Zhang Jingzhong
Mr. Xuan Daoguang (term expired on February 28, 2006)
Mr. Jiang Wenyao (appointed on March 1, 2006)

NON-EXECUTIVE DIRECTORS

Ms. Zhang Luyun
Ms. Zhang Yang

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Tung Chee Chen
Mr. Zhang Junsheng
Mr. Zhang Liping

CHANGE IN DIRECTORS AND SENIOR MANAGEMENT

The extraordinary general meeting held on February 14, 2006 resolved to re-elect Mr. Geng Xiaoping, Mr. Fang Yunti, Mr. Zhang Jingzhong, Ms. Zhang Luyun, Ms. Zhang Yang, Mr. Tung Chee Chen, Mr. Zhang Junsheng and Mr. Zhang Liping, and to newly elect Mr. Jiang Wenyao, as members of the fourth session Board of Directors. The extraordinary general meeting also resolved to re-elect Mr. Ma Kehua, Mr. Zheng Qihua and Mr. Jiang Shaozhong, and to newly elect Mr. Wu Yongmin, as members of the fourth session Supervisory Committee.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the Directors of the Company and the senior management of the Group are set out on page 34 in the Company's annual report.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the Directors and Supervisors ("Supervisors") of the Company has entered into a service agreement with the Company, with effect from March 1, 2006, for a term of three years.

Save as disclosed above, none of the Directors and Supervisors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

As at December 31, 2006 or during the year, none of the Directors or Supervisors had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party.

Report of the Directors

DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND UNDERLYING SHARES

As at December 31, 2006, the interests of the Directors, Supervisors and Chief Executives in the share capital of the Company's associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Interest in the shares of Zhejiang Expressway Investment Development Co., Ltd.

Name	Position	Contribution of registered capital (Rmb)	Nature of interest	Percentage of the registered capital of associated corporation
Mr. Geng Xiaoping	Chairman	2,400,000	Directly beneficially owned	3.00%
Mr. Fang Yunti	Director/General Manager	1,920,000	Same as above	2.40%
Mr. Jiang Wenyao	Director	1,320,000	Same as above	1.65%
Mr. Zhang Jingzhong	Director	1,100,000	Same as above	1.38%
Mr. Fang Zhexing	Supervisor	700,000	Same as above	0.88%

Save as disclosed above, as at December 31, 2006, none of the Directors, Supervisors and chief executives had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE'S RIGHTS TO SUBSCRIBE FOR SHARES OR DEBENTURES

At no time during the year were there rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Director, Supervisor and chief executive or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable any such persons to acquire such rights in any other body corporate.

SHARE CAPITAL

There were no movements in the Company's issued share capital during the year.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights in the Company's Articles of Association or the laws of the PRC which would require the Company to offer new shares on a pro rata basis to existing shareholders.

UNITED KINGDOM TAXATION

The following paragraphs are intended as a general guide only and are based on current legislation and HM Revenue & Customs practice. If you are in any doubt as to your tax position, you should consult an appropriate professional adviser without delay.

Individual holders of H Shares who are resident and domiciled in the United Kingdom (the "UK") will, in general, be liable to UK income tax on dividends received from the Company. Where such an individual receives dividends from the Company without withholding of taxes in the PRC, the amount included as income for the purpose of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate marginal rate (currently 10% up to the basic rate unit and 32.5% above the basic rate unit). Where tax is withheld from the dividend, the individual will be entitled to claim credit against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. The Company would assume responsibility for withholding tax at source within the PRC if such a withholding is required. The current UK-Chinese Double Taxation Agreement provides that the maximum withholding tax on dividends from Chinese resident companies paid to UK residents is 10% of the gross dividend.

Individual holders of H Shares who are resident but not domiciled in the UK will only be liable to income tax on a dividend from the Company to the extent that the dividend is remitted to the UK.

A UK tax resident corporate shareholder will, in general, be liable to UK corporation tax on dividends received from the Company, with double tax relief available for withholding tax suffered. In certain cases (not to be discussed here), a holder of H Shares which is a UK tax resident company may be entitled to relief for "underlying" tax paid by the Company or its subsidiaries.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has throughout the year ended December 31, 2006 complied with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The Company has an Audit Committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The Audit Committee comprises the three independent non-executive directors and the two non-executive directors of the Company.

AUDITORS

Upon the expiry of terms of Ernst & Young Certified Public Accountants as the international auditors of the Company in 2005, Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong was appointed as the new international auditors of the Company, and was subsequently re-appointed in 2006.

Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong will retire in 2007, and a proposal for the appointment of international auditors of the Company will be submitted for consideration at a general meeting of the shareholders of the Company to be held later in 2007.

ON BEHALF OF THE BOARD
GENG Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC
April 24, 2007

Report of the Supervisory Committee

During the financial year 2006 (the "Period"), the Supervisory Committee duly performed its supervisory duties, and safeguarded the legitimate interests of the shareholders and the Company in accordance with relevant rules and regulations under the Company Law of the PRC, the Company's Articles of Association and the Rules of the Supervisory Committee. Main tasks undertaken by the Supervisory Committee during the Period were to assess and supervise lawfulness legality and appropriateness of the activities of the Directors, General Manager and other senior management of the Company in their business decision-making and daily management processes, through a combination of activities including holding meetings of the Supervisory Committee and attending meetings of shareholders and meetings of the Board. The Supervisory Committee has carefully examined the operating results and the financial standing of the Company, and discussed and reviewed the financial statements to be submitted by the Board to the general meeting.

The Supervisory Committee concluded that during the Period, the Directors, General Manager and other senior management of the Company actively pursued management measures that included technical innovations and strengthening of internal controls, promoting the continued steady growth in its core business operations as well as non-core business operations, while carrying out the third phase of the Widening project along the Shanghai-Hangzhou-Ningbo Expressway.. The improved quality of the expressway and services provided a safer, smoother, more comfortable and expedient traveling environment for travelers, resulting in significant business and social benefits while providing sound returns to shareholders.

The Supervisory Committee has reviewed the financial statements of the Company for 2006 prepared by the Board for submission to the general meeting of shareholders, and concluded that the financial statements accurately reflected the financial position of the Company in 2006, and complied with the relevant laws, regulations and the Company's Articles of Association. In 2006, the Company maintained a high dividend yield, providing satisfactory return in cash to the shareholders.

During the Period, the members of the Board, General Manager and other senior management of the Company have complied with their fiduciary duties and worked in good faith and diligence while carrying out their responsibilities. There was no incident of abuse of power or infringement of the interests of shareholders or employees.

The Supervisory Committee is satisfied with the various results obtained by the Board and the management of the Company.

By the order of the Supervisory Committee

Ma Kehua
Chairman of the Supervisory Committee

Hangzhou, Zhejiang Province, the PRC
April 23, 2007

Independent Auditor's Report

TO THE MEMBERS OF ZHEJIANG EXPRESSWAY CO., LTD.
(Established in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Zhejiang Expressway Co. Ltd. (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 48 to 96, which comprise the consolidated balance sheet as at December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITIES FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
April 24, 2007

Consolidated Income Statement

For the year ended December 31, 2006

	NOTES	2006 Rmb'000	2005 Rmb'000
Revenue	7	**4,763,780**	3,456,385
Operating costs		**(2,076,670)**	(1,195,428)
Gross profit		**2,687,110**	2,260,957
Other income	7	**203,952**	185,947
Administrative expenses		**(71,022)**	(62,766)
Other expenses		**(32,901)**	(41,635)
Finance costs	8	**(71,991)**	(101,343)
Share of profit of associates		**4,435**	7,217
Share of profit of a jointly controlled entity		**23,344**	16,285
Profit before tax	9	**2,742,927**	2,264,662
Income tax expense	10	**(884,036)**	(692,366)
Profit for the year		**1,858,891**	1,572,296
Attributable to:			
Equity holders of the Company		**1,652,871**	1,431,192
Minority interests		**206,020**	141,104
		1,858,891	1,572,296
Dividends	13		
Interim, paid - Rmb7 cents (2005: Rmb7 cents) per share		**304,018**	304,018
Final, proposed - Rmb20 cents (2005: Rmb15 cents) per share		**868,623**	651,467
EARNINGS PER SHARE	14	**Rmb38.06 cents**	Rmb32.95 cents

Consolidated Balance Sheet

At December 31, 2006

	NOTES	2006 Rmb'000	2005 Rmb'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	**13,775,621**	13,422,605
Prepaid lease payments	16	**390,658**	387,448
Goodwill	17	**91,428**	85,472
Other intangible assets	18	**144,727**	–
Interests in associates	20	**224,857**	226,871
Interest in a jointly controlled entity	21	**87,982**	79,907
Available-for-sale investments	22	**1,000**	1,000
Expressway operating rights	23	**179,845**	188,545
		14,896,118	14,391,848
CURRENT ASSETS			
Inventories		**12,255**	6,446
Loan to an associate	24	**–**	116,000
Trade receivables	25	**54,451**	21,744
Other receivables	26	**180,514**	316,238
Prepaid lease payments	16	**18,626**	18,138
Held-for-trading investments	27	**229,880**	612,097
Bank balances held on behalf of customers	28	**2,507,763**	–
Bank balances and cash	29	**1,670,385**	829,145
		4,673,874	1,919,808
Assets classified as held for sale		**427**	–
		4,674,301	1,919,808
CURRENT LIABILITIES			
Trade payables	30	**369,323**	402,221
Trade payable to customers arising from securities dealing business	31	**2,501,593**	–
Tax liabilities		**537,265**	334,048
Other taxes payable		**20,293**	31,779
Other payables and accruals	32	**409,740**	327,471
Dividend payab'e		**41,595**	33,379
Interest-bearing bank and other loans	33	**397,141**	886,539
Provisions	34	**34,800**	–
		4,311,750	2,015,437
Liabilities associated with assets classified as held for sale		**995**	–
		4,312,745	2,015,437
NET CURRENT ASSETS (LIABILITIES)		**361,556**	(95,629)
TOTAL ASSETS LESS CURRENT LIABILITIES		**15,257,674**	14,296,219

Consolidated Balance Sheet

At December 31, 2006

	NOTES	2006 Rmb'000	2005 Rmb'000
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	33	**448,266**	548,198
Long-term bonds	35	**1,000,000**	1,000,000
Deferred tax liabilities	36	**456,956**	384,153
		1,905,222	1,932,351
		13,352,452	12,363,868
CAPITAL AND RESERVES			
Share capital	37	**4,343,115**	4,343,115
Reserves		**7,550,189**	6,852,803
Equity attributable to equity holders of the Company		**11,893,304**	11,195,918
Minority interests		**1,459,148**	1,167,950
		13,352,452	12,363,868

The consolidated financial statements on pages 54 to 96 were approved and authorised for issue by the Board of Directors on April 24, 2007 and are signed on its behalf by:

Geng Xiaoping
DIRECTOR

Fang Yunti
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended December 31, 2006

	Share capital Rmb'000	Share premium Rmb'000	Statutory surplus reserve Rmb'000	Statutory public welfare fund Rmb'000	Dividend reserve Rmb'000	Retained profits Rmb'000	Attributable to equity holders of the Company Rmb'000	Minority interests Rmb'000	Total Rmb'000
At January 1, 2005	4,343,115	3,645,726	892,951	431,448	651,467	755,504	10,720,211	1,092,295	11,812,506
Profit for the year and									
total recognised income	–	–	–	–	–	1,431,192	1,431,192	141,104	1,572,296
Dividend paid to									
minority interests	–	–	–	–	–	–	–	(65,449)	(65,449)
Interim dividend	–	–	–	–	–	(304,018)	(304,018)	–	(304,018)
Dividend paid to shareholders									
of the Company	–	–	–	–	(651,467)	–	(651,467)	–	(651,467)
Proposed final dividend	–	–	–	–	651,467	(651,467)	–	–	–
Transfer to reserve	–	–	175,103	–	–	(175,103)	–	–	–
At December 31, 2005	4,343,115	3,645,726	1,068,054	431,448	651,467	1,056,108	11,195,918	1,167,950	(109,095)
Profit for the year and									
total recognised income	–	–	–	–	–	1,652,871	1,652,871	206,020	1,858,891
Dividend paid to minority interests	–	–	–	–	–	–	–	(109,095)	(109,095)
Interim dividend	–	–	–	–	–	(304,018)	(304,018)	–	(304,018)
Dividend paid to shareholders									
of the Company	–	–	–	–	(651,467)	–	(651,467)	–	(651,467)
Proposed final dividend (Note 13)	–	–	–	–	868,623	(868,623)	–	–	–
Transfer to reserve	–	–	588,388	(431,448)	–	(156,940)	–	–	–
Acquisition of a subsidiary	–	–	–	–	–	–	–	194,273	194,273
At December 31, 2006	4,343,115	3,645,726	1,656,442	–	868,623	1,379,398	11,893,304	1,459,148	13,352,452

STATUTORY SURPLUS RESERVE

In accordance with the Company Law of the People's Republic of China (the "PRC") and the respective articles of association of the Entities (as defined below), the Company, its subsidiaries, associates and jointly controlled entity (collectively the "Entities") are required to allocate 10% of the profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve until such reserve reaches 50% of the registered capital of the respective Entities. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the statutory surplus reserve may be converted to increase the respective Entities' capital.

STATUTORY PUBLIC WELFARE FUND

In prior years, in accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of the profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund, which is non-distributable except in the event of the liquidation of the Entities. The statutory public welfare fund must be used for capital expenditure on staff welfare facilities and these facilities remain property of the Entities.

Under the amended Company Law of the PRC effective January 1, 2006, the Group is no longer required to make appropriation to the statutory public welfare fund. Pursuant to a circular on enterprise financial treatments following the implementation of the amended Company law of the PRC issued by the Ministry of Finance (Cai Qi [2006] No. 67), the Group transferred the balance of the statutory public welfare fund at December 31, 2005 amounting to Rmb431,448,000 to the statutory surplus reserve.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under PRC accounting standards and financial regulations and the amount determined under Hong Kong Financial Reporting Standards.

Consolidated Cash Flow Statement

For the year ended December 31, 2006

	NOTES	2006 Rmb'000	2005 Rmb'000
NET CASH FROM OPERATING ACTIVITIES	39	2,413,558	1,983,251
INVESTING ACTIVITIES			
Interest received		26,481	40,151
Purchases of property, plant and equipment		(686,210)	(945,093)
Acquisition of a subsidiary	38	(213,151)	–
Advances to third parties		(131,100)	–
Investment in an associate		(525)	(53,500)
Dividends received from an associate		6,000	13,365
Repayment from (loan to) an associate		116,000	(116,000)
Repayment from (loan to) a related party		260,000	–
Dividends received from a jointly controlled entity		14,723	15,008
Dividends received from available-for-sale investments		100	–
Proceeds on disposal of property,plant and equipment		1,678	576
Increase in time deposits		(25,680)	(23,892)
Proceeds on disposal of held-for-trading investments		624,921	84,537
Purchases of held-for-trading investments		(7,840)	–
Proceeds on disposal of an associate		5,000	–
NET CASH (USED IN) INVESTING ACTIVITIES		(9,603)	(984,848)
FINANCING ACTIVITIES			
Dividends paid		(955,485)	(941,176)
Dividends paid to minority interests		(100,879)	(65,449)
New bank and other loans raised		800,000	1,140,000
Repayment of bank and other loans		(1,367,031)	(1,130,264)
NET CASH USED IN FINANCING ACTIVITIES		(1,623,395)	(996,889)
NET INCREASE IN CASH AND CASH EQUIVALENTS		780,560	1,514
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		723,513	721,999
CASH AND CASH EQUIVALENTS AT END OF YEAR		1,504,073	723,513
REPRESENTED BY			
Bank balances and cash	29	1,275,690	569,431
Time deposits with original maturity of less than three months when acquired	29	228,383	154,082
		1,504,073	723,513

Notes to the Consolidated Financial Statements

For the year ended December 31, 2006

1. CORPORATE INFORMATION

Zhejiang Expressway Co. Ltd. (the "Company") was established on March 1, 1997. The H shares of the Company ("H Shares") were subsequently listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on May 15, 1997.

All of the H Shares of the Company were admitted to the Official List of the United Kingdom Listing Authority (the "Official List"). Dealings in the H Shares on the London Stock Exchange commenced on May 5, 2000.

On July 18, 2000, with the approval of the Ministry of Foreign Trade and Economic Co-operation of the People's Republic of China (the "PRC"), the Company changed its business registration into a Sino-foreign joint stock limited company.

On February 27, 2001, the trading of the H Shares of the Company on the Berlin Stock Exchange commenced following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following the approval by the Board of Directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by the ADRs representing the deposited H Shares of the Company effective.

In the opinion of the directors, the immediate and ultimate holding company of the Company is Zhejiang Communications Investment Group Co., Ltd. (the "Communications Investment Group"), a state-owned enterprise established in the PRC.

The addresses of the registered office and principal place of business of the Company are disclosed in the annual report.

The consolidated financial statements are presented in Renminbi ("Rmb"), which is also the functional currency of the Company.

During the year, the Group was involved in the following principal activities:

(a) the design, construction, operation, maintenance and management of high grade roads;

(b) the development and provision of certain ancillary services such as advertising, automobile servicing and fuel facilities; and

(c) the provision of securities broking services and proprietary trading.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendment or interpretations other than HKFRS 8 and HK (IFRIC)-Int12 will have no material impact on the results and the financial position of the Group. The directors of the Company are in the process of assessing the impact of HKFRS 8 and HK (IFRIC)-Int 12 on the results and the financial position of the Group.

HKAS1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC)-Int 8	Scope of HKFRS 2[4]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC)-Int 10	Interim Financial Reporting and Inpairment[6]
HK(IFRIC)-Int 11	HKFRS 2: Group and Treasury Share Transactions[7]
HK(IFRIC)-Int 12	Service Concession Arrangements[8]

1 Effective for annual periods beginning on or after January 1, 2007
2 Effective for annual periods beginning on or after January 1, 2009
3 Effective for annual periods beginning on or after March 1, 2006
4 Effective for annual periods beginning on or after May 1, 2006
5 Effective for annual periods beginning on or after June 1, 2006
6 Effective for annual periods beginning on or after November 1, 2006
7 Effective for annual periods beginning on or after March 1, 2007
8 Effective for annual periods beginning on or after January 1, 2008

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposals, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

BUSINESS COMBINATIONS

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, and liabilities incurred or assumed by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

GOODWILL

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

Previously capitalised goodwill arising on acquisitions of subsidiaries, is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENTS IN ASSOCIATES

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Toll income from the operation of tolled roads is recognised when the tolls are received and become receivable.

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

Commission income from securities broking business is recognised on a trade date basis.

Underwriting, sub-underwriting, placing and sub-placing commission income are recognised in accordance with the terms of the underlying agreements or deal mandates when relevant significant acts have been completed.

Advisory and other fee income is recognised when the relevant transactions have been arranged or the relevant services have been rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

EXPRESSWAY OPERATING RIGHTS

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation and any impairment losses.

Amortisation is provided on a straight-line basis over the term of the expressway operating rights granted to the Group.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (other than construction in progress) are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

	Estimated useful life	Annual depreciation rate
Buildings	30-50 years	1.9-3.2%
Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	5 years	19.4%
Motor vehicles	5-8 years	12.1-19.4%
Machinery and equipment	5-8 years	12.1-19.4%

Depreciation of expressways and bridges is calculated to write off their costs over their estimated useful lives in the remaining expressway concessionary period using the straight-line method.

Construction in progress represents costs incurred in the construction of expressways and bridges, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on borrowed funds during the period of construction, installation and testing. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is dereognised.

PREPAID LEASE PAYMENTS

Payments for obtaining land use rights are considered prepaid lease payments under operating leases and are amortised over the lease term using the straight-line method.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

LEASING

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

FOREIGN CURRENCIES

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

RETIREMENT BENEFIT COSTS

Payments to state-managed retirement benefit schemes which are defined contribution schemes are charged as an expense when employees have rendered service entitling them to the contributions.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

INTANGIBLE ASSETS

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of impairment losses below).

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

INTANGIBLE ASSETS (Continued)

Impairment

Intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

Intangible assets with finite useful lives are tested for impairment when there is an indication that an asset may be impaired (see the accounting policies in respect of impairment losses for tangible and intangible assets below).

IMPAIRMENT LOSSES (OTHER THAN GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIVES (SEE THE ACCOUNTING POLICES IN RESPECT OF GOODWILL AND INTANGIBLE ASSETS ABOVE))

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that these assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

INVENTORIES

Inventories, representing goods held for resale, are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into loans and receivables, financial assets held for trading and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade receivables, other receivables and loans to associates and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial assets held for trading

At each balance sheet date subsequent to initial recognition, financial assets held for trading are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FINANCIAL INSTRUMENTS (Continued)

Financial assets (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the categories of financial assets set out above.

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in profit or loss in subsequent periods.

Financial liability and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including trade payables, other payables, amounts due to jointly controlled entities and ultimate holding company, dividend payable, interest-bearing bank and other loans, and long-term bonds are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contact at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FINANCIAL INSTRUMENTS (Continued)

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

PROVISIONS

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key sources of estimation uncertainty that have the most significant effect on the amounts recognised in the consolidated financial statements in the next financial year are disclosed below.

ESTIMATED IMPAIRMENT OF LOANS AND RECEIVABLES

In determining whether there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows to determine the impairment loss. The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY (Continued)

ESTIMATED IMPAIRMENT OF GOODWILL

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at December 31, 2006, the carrying amount of goodwill was Rmb91,428,000. Details of the recoverable amount calculation are disclosed in Note 19.

ESTIMATED IMPAIRMENT OF INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIVES

Determining whether intangible assets with indefinite useful lives are impaired requires an estimation of the value in use of themselves or the cash-generating unit to which they belong. The value in use calculation requires the Group to estimate the future cash flows expected to arise from themselves or the cash-generating unit to which they belong and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at December 31, 2006, the carrying amounts of intangible assets with indefinite useful lines were Rmb53,863,000. Details of the recoverable amount caculation are disclosed in Note 19.

5. FINANCIAL INSTRUMENTS

(A) FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include available-for-sale investments, held-for-trading investments, loans to associates, trade and other receivables, bank balances held on behalf of customers, trade and other payables, amounts due to jointly controlled entities and ultimate holding company, dividend payable, interest-bearing bank and other loans, and long-term bonds. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank and other loans, and long-term bonds (see Notes 33 and 35 for details of these borrowings).

The Group currently does not have an interest rate risk hedging policy as the management consider the Group is not exposed to significant fair value interest rate risk. The management will continue to monitor interest rate risk exposure and consider hedging against it should the need arises.

Currency risk

The Group has long-term borrowings denominated in United States dollars ("USD"), which exposes the Group to foreign currency risk.

The Group currently does not have a currency risk hedging policy as the management considers that the risk is not significant. The management will continue to monitor foreign currency risk exposure and consider hedging against it should the need arises.

5. FINANCIAL INSTRUMENTS (Continued)

(A) FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Market risk (Continued)

Price risk

The Group's held-for-trading investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity and debt security price risk.

The Group currently does not have a price risk hedging policy as the management consider the Group is not exposed to significant price risk. The management will continue to monitor price risk exposure and consider hedging against it should the need arises.

Credit risk

As at December 31, 2006, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees issued by the Group arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and
- the amount of contingent liabilities disclosed in Note 42.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The Group's concentration of credit risk by geographical locations is manly in the PRC.

Liquidity risk

Most of the bank balances and cash at December 31, 2006 were denominated in Rmb which is not a freely convertible currency in the international market. The exchange rate of Rmb is determined by the PRC government and the remittance of these Rmb funds out of the PRC is subject to foreign exchange controls imposed by the PRC government.

The Group closely monitors its cash position resulting from its operations and the directors consider that the Group has sufficient liquid assets generated from its operations to enable the Group to meet in full its financial obligations as they fall due for the foreseeable future.

5. FINANCIAL INSTRUMENTS (Continued)

(B) FAIR VALUE

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets and determined with reference to quoted market bid prices and ask prices respectively; and
- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting practice, the Group uses business segments as its primary segment reporting format. During the year, the entire turnover and profit contribution from operating activities of the Group were derived from the Zhejiang Province in the PRC. Accordingly, no further geographical segment information is presented.

BUSINESS SEGMENTS

The Group's operating businesses are structured and managed separately according to the nature of services provided, with each segment representing a strategic business unit that serves different markets:

- Toll operation represents the design, construction, operation and management of high grade roads and the collection of the expressway tolls.
- Service area businesses mainly represent the sale of food, restaurant operation, automobile servicing as well as the operation of petrol stations.
- Advertising business represents the design and rental of advertising billboards along the expressways.
- Road maintenance represents the maintenance of expressways and roads, including the cleaning of the road surface, minor repairs to the lanes, the cleaning of the gutters and sewers, grass mowing, afforestation and maintenance service provided to third parties in respect of buildings, equipment and facilities.
- Securities operation represents securities broking and proprietary trading. Securities operation was newly acquired in 2006. For details, please refer to Note 38.

Segment information about these businesses is presented below.

6. SEGMENT INFORMATION (Continued)

BUSINESS SEGMENTS (Continued)

	Toll operation		Service area businesses		Advertising business		Road maintenance		Securities operation		Others		Consolidated	
	2006 Rmb'000	2005 Rmb'000	2006 Rmb'000	2005 Rmb'000	2006 Rmb'000	2005 Rmb'000	2006 Rmb'000	2005 Rmb'000	2006 Rmb'000	2005 Rmb'000	2006 Rmb'000	2005 Rmb'000	2006 Rmb'000	2005 Rmb'000
REVENUE														
Revenue, net of revenue taxes	3,562,289	3,182,807	962,418	225,702	50,239	45,374	5,464	2,502	183,370	–	–	–	4,763,780	3,456,385
Other income	75,159	100,122	44,540	82,996	2,642	2,829	–	–	81,611	–	–	–	203,952	185,947
Total revenue	3,637,448	3,282,929	1,006,958	308,698	52,881	48,203	5,464	2,502	264,981	–	–	–	4,967,732	3,642,332
RESULT														
Segment results	2,533,798	2,255,306	66,178	71,225	11,166	15,130	5,464	842	170,533	–	–	–	2,787,139	2,342,503
Finance costs													(71,991)	(101,343)
Share of (loss) profit of associates	(2,064)	(2,786)	9,666	11,407	(28)	–	–	–	–	–	(3,139)	(1,404)	4,435	7,217
Share of profit of a jointly controlled entity	23,344	16,285	–	–	–	–	–	–	–	–	–	–	23,344	16,285
Profit before tax													2,742,927	2,264,662
Income tax expense													(884,036)	(692,366)
Profit for the year													1,858,891	1,572,296
BALANCE SHEET														
Segment assets	15,430,239	15,811,577	221,950	128,521	83,718	64,780	–	–	3,521,673	–	–	–	19,257,580	16,004,878
Interests in associates	53,914	35,000	149,479	146,677	497	–	–	–	–	–	20,967	45,194	224,857	226,871
Interest in a jointly controlled entity	87,982	79,907	–	–	–	–	–	–	–	–	–	–	87,982	79,907
Consolidated total assets													19,570,419	16,311,656
Segment liabilities	1,090,699	1,061,037	91,387	5,504	47,366	28,978	–	–	2,644,557	–	–	–	3,874,009	1,095,519
Bank and other loans													845,407	1,434,737
Long-term bonds													1,000,000	1,000,000
Dividend payable													41,595	33,379
Deferred tax liabilities													456,956	384,153
Consolidated total liabilities													6,217,967	3,947,788
OTHER INFORMATION														
Capital expenditure	657,399	1,370,356	17,075	14,449	16,678	8,974	–	–	9,560	–	468,900	–	1,169,612	1,393,779
Depreciation and amortisation	595,170	532,166	12,495	6,781	4,123	4,768	–	–	11,651	–	–	–	623,439	543,715
Loss on disposal of property, plant and equipment	1,480	158	1,806	7	156	353	–	–	769	–	–	–	4,211	518
Operating lease rentals in respect of land use rights	18,134	18,138		–	–	–	–	–	246	–	–	–	18,380	18,138

7. REVENUE AND OTHER INCOME

Revenue mainly represents income from the operation of tolled expressways, the operation of service area businesses, the provision of advertising services, the provision of road maintenance services, the provision of securities broking services and proprietary trading, net of relevant revenue taxes.

An analysis of the Group's revenue, net of revenue taxes, and other income for the year is as follows:

	2006 Rmb'000	2005 Rmb'000
Toll operation revenue	**3,562,289**	3,182,807
Service area businesses revenue	**962,418**	225,702
Advertising business revenue	**50,239**	45,374
Road maintenance revenue	**5,464**	2,502
Securities operation revenue	**183,370**	–
Total revenue	**4,763,780**	3,456,385
Gain on fair value changes on held-for-trading investments	**80,421**	33,982
Interest income	**26,481**	40,151
Net exchange gain	**22,299**	18,461
Towing income	**21,691**	20,318
Rental income	**21,362**	45,341
Others	**31,698**	27,694
Total other income	**203,952**	185,947
	4,967,732	3,642,332

The Company and its subsidiaries are subject to the business tax levied at 3% on toll income and 5% on other service income and income from proprietary securities trading. In addition, the subsidiaries are subject to the following types of revenue taxes and surcharges:

- city development tax, levied at 1% to 7% of business tax;
- education surcharge, levied at 2% to 5% of business tax; and
- culture and education fund, levied at 3% on advertising income.

8. FINANCE COSTS

	2006 Rmb'000	2005 Rmb'000
Interest on bank loans wholly repayable within five years	**13,896**	29,768
Interest on other loans	**31,505**	34,528
Interest on long-term bonds	**42,900**	42,900
Total borrowing costs	**88,301**	107,196
Less: amount capitalised	**(16,310)**	(5,853)
	71,991	101,343

9. PROFIT BEFORE TAX

The Group's profit before tax has been arrived at after charging (crediting):

	2006 Rmb'000	2005 Rmb'000
Depreciation of property, plant and equipment	**623,439**	535,015
Operating lease rentals in respect of land use rights (included in operating costs)	**18,380**	18,138
Amortisation of expressway operating rights (included in operating costs)	**8,700**	8,700
Amortisation of other intangible assets (included in operating costs)	**3,133**	–
Loss on disposal of property, plant and equipment	**4,211**	518
Auditors' remuneration	**3,671**	2,165
Staff costs (including directors and supervisors):		
– Wages and salaries	**171,629**	138,678
– Pension scheme contributions	**20,764**	10,419
	192,393	149,097
Cost of inventories recognised as an expense	**845,818**	158,391
Share of tax of associates (included in share of profit of associates)	**4,918**	6,717
Share of tax of a jointly controlled entity (included in share of profit of a jointly controlled entity)	**11,662**	8,181

10. INCOME TAX EXPENSE

No Hong Kong profits tax has been provided as the Group had no taxable profits derived in Hong Kong during the year.

The Group was subject to enterprise income tax ("EIT") levied at a rate of 33% of taxable income determined in accordance with the PRC laws and financial reporting system.

	2006 Rmb'000	2005 Rmb'000
Current PRC income tax	**876,874**	654,471
Deferred tax (Note 38)	**7,162**	37,895
	884,036	692,366

The tax charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2006		2005	
	Rmb'000	**%**	Rmb'000	%
Profit before tax	**2,742,927**		2,264,662	
Tax at the PRC statutory income tax rate	**905,166**	**33.0**	747,338	33.0
Tax effect of share of profits of associates	**(1,464)**	**(0.1)**	(2,382)	(0.1)
Tax effect of share of profit of a jointly controlled entity	**(7,703)**	**(0.3)**	(5,374)	(0.2)
Effect of tax exemption granted to a subsidiary	**–**	**–**	(51,408)	(2.3)
Tax effect of income not taxable for tax purposes	**(22,118)**	**(0.8)**	(12,337)	(0.5)
Tax effect of expenses not deductible for tax purposes	**10,155**	**0.4**	16,529	0.7
Tax charge and effective tax rate for the year	**884,036**	**32.2**	692,366	30.6

In 2005, in accordance with the approval from the Zhejiang Provincial Local Tax Bureau, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), one of the Company's subsidiaries, was entitled to a 30% EIT exemption for the year ended December 31, 2005 under the category of "Enterprises providing employment opportunities to redundant workers with an employment term of a minimum of three years" as defined in the relevant national tax rules. As a result, the tax exemption for the year ended December 31, 2005 amounted to Rmb51,408,000 had been applied directly to reduce the EIT for 2005.

No such exemption has been granted to the Group in 2006.

11. DIRECTORS' AND SUPERVISORS' EMOLUMENTS

The emoluments paid or payable to each of the 10 (2005: 9) directors and 5 (2005: 4) supervisors were as follows:

	Geng Xiaoping Rmb'000	Fang Yunti Rmb'000	Xuan^ Daoguang Rmb'000	Zhang Jingzhong Rmb'000	Jiang Wenyao Rmb'000	Zhang Luyun Rmb'000	Zhang Yang Rmb'000	Tung* Chee Chen Rmb'000	Zhang* Junsheng Rmb'000	Zhang* Liping Rmb'000	Ma# Kehua Rmb'000	Fang# Zhexing Rmb'000	Zheng# Qihua Rmb'000	Jiang# Shaozhong Rmb'000	Wu# Yongmin Rmb'000	Total Rmb'000
2006																
Salaries, allowances																
and benefits in kind	535	416	27	339	364	5	4	202	54	202	1	2	1	2	3	2,157
Bonuses paid and payable	352	261	72	244	219	–	–	–	–	–	–	–	–	–	–	1,148
Pension scheme contributions	12	12	–	12	12	–	–	–	–	–	–	–	–	–	–	48
Total emoluments	899	689	99	595	595	5	4	202	54	202	1	2	1	2	3	3,353
2005																
Salaries, allowances																
and benefits in kind	606	461	403	252	–	4	3	152	33	151	3	4	3	3	–	2,078
Bonuses paid and payable	265	203	173	111	–	–	–	–	–	–	–	–	–	–	–	752
Pension scheme contributions	11	11	8	–	–	–	–	–	–	–	–	–	–	–	–	30
Total emoluments	882	675	584	363	–	4	3	152	33	151	3	4	3	3	–	2,860

^ Past director

* Independent non-executive directors

Supervisors

The emoluments of each of the directors for both years were below HK$1,000,000 (equivalent to Rmb1,040,000). Bonuses paid to directors are determined by the Remuneration Committee of the Company, which comprises three independent non-executive directors.

No directors or supervisors waived any emoluments during both years.

12. EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the Group were as follows:

	2006 Rmb'000	2005 Rmb'000
Salaries, allowances and benefits in kind	**1,957**	2,056
Bonuses paid and payable	**1,263**	899
Pension scheme contributions	**60**	41
	3,280	2,996

The five individuals with the highest emoluments in the Group during the year included four (2005: four) directors, whose emoluments are set out in Note 11 above, as well as a non-director employee, whose emoluments for the year was less than HK$1,000,000 (equivalent to Rmb1,040,000).

13. DIVIDENDS

The final dividend of Rmb20 cents (2005: Rmb15 cents) per share has been proposed by the directors and is subject to approval by the shareholders in the annual general meeting.

14. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on profit for the year attributable to equity holders of the Company of Rmb1,652,871,000 (2005: Rmb1,431,192,000) and the 4,343,114,500 (2005: 4,343,114,500) ordinary shares in issue during the year.

No diluted earnings per share has been presented.as there were no potential dilutive ordinary shares in issue in both years.

15. PROPERTY, PLANT AND EQUIPMENT

	Expressways and bridges Rmb'000	Buildings Rmb'000	Toll stations and ancillary facilities Rmb'000	Communi-cations and signalling equipment Rmb'000	Motor vehicles Rmb'000	Machinery and equipment Rmb'000	Construction in progress Rmb'000	Total Rmb'000
COST								
At January 1, 2005	11,519,106	–	371,664	322,752	123,573	164,145	1,334,658	13,835,898
Additions	6,939	–	6,149	13,431	13,589	39,597	1,314,074	1,393,779
Transfers	1,682,484	–	11,817	166	–	3,940	(1,698,407)	–
Reclassifications	–	–	37	4,274	450	(4,761)	–	–
Disposals	–	–	–	(946)	(2,860)	–	–	(3,806)
At December 31, 2005	13,208,529	–	389,667	339,677	134,752	202,921	950,325	15,225,871
Additions	2,410	–	5,618	10,991	10,971	39,161	633,369	702,520
Acquired on acquisition of a subsidiary	–	272,520	–	–	4,775	20,847	–	298,142
Non-current assets classified as held-for-sale	–	–	–	–	(195)	(84)	–	(279)
Transfers	75,349	–	35,256	–	–	1,596	(112,201)	–
Reclassifications	–	64,676	(54,064)	(15,753)	(228)	5,369	–	
Disposals	(16,102)	(1,804)	(11,946)	(8,336)	(7,598)	(15,152)	–	(60,938)
At December 31, 2006	13,270,186	335,392	364,531	326,579	142,477	254,658	1,471,493	16,165,316
DEPRECATION								
At January 1, 2005	878,146	–	64,936	188,843	68,346	70,692	–	1,270,963
Provided for the year	455,862	–	12,393	40,401	11,128	15,231	–	535,015
Reclassifications	–	–	(275)	124	4	147	–	–
Disposals	–	–	–	(493)	(2,219)	–	–	(2,712)
At December 31, 2005	1,334,008	–	77,054	228,875	77,259	86,070	–	1,803,266
Provided for the year	526,239	5,127	18,562	37,311	13,740	22,460	–	623,439
Reclassifications	(54)	12,482	(12,394)	(3,090)	(99)	3,155	–	–
Transfers	–	–	–	–	–	–	–	–
Disposals	1,523	(1,206)	(8,953)	(7,841)	(6,959)	(10,528)	–	(37,010)
At December 31, 2006	1,858,670	16,403	74,269	255,255	83,941	101,157	–	2,389,695
CARRYING VALUES								
At December 31, 2006	11,411,516	318,989	290,262	71,324	58,536	153,501	1,471,493	13,775,621
At December 31, 2005	11,874,521	–	312,613	110,802	57,493	116,851	950,325	13,422,605

The property, plant and equipment are mainly located in the PRC.

15. PROPERTY, PLANT AND EQUIPMENT (Continued)

The carrying value of properties shown above comprises:

	2006 Rmb'000	2005 Rmb'000
Land in the PRC:		
Long lease	**11,947**	–
Medium-term lease	**307,042**	–
	318,989	–

16. PREPAID LEASE PAYMENTS

	2006 Rmb'000	2005 Rmb'000
The Group's prepaid lease payments comprise:		
Leasehold land in the PRC:		
Medium-term lease	**409,284**	405,586
Analysed for reporting purposes as:		
Current assets	**18,626**	18,138
Non-current assets	**390,658**	387,448
	409,284	405,586

The amount represents the prepayment of rentals under operating leases for "land use rights" situated in the PRC.

17. GOODWILL

	Rmb'000
COST	
At January 1, 2005 and January 1, 2006	85,472
Arising on acquisition of a subsidiary	5,956
At December 31, 2006	91,428

Particulars regarding impairment testing on goodwill are disclosed in Note 19.

18. OTHER INTANGIBLE ASSETS

	Customer base Rmb'000	Securities firm license Rmb'000	Trading seats Rmb'000	Total Rmb'000
COST				
At January 1, 2005 and January 1, 2006	–	–	–	–
Acquired on acquisition of a subsidiary	93,997	51,783	2,080	147,860
At December 31, 2006	93,997	51,783	2,080	147,860
AMORTISATION				
At January 1, 2005 and January 1, 2006	–	–	–	–
Charge for the year	3,133	–	–	3,133
At December 31, 2006	3,133	–	–	3,133
CARRYING VALUES				
At December 31, 2006	90,864	51,783	2,080	144,727
At December 31, 2005	–	–	–	–

The above intangible assets were purchased as part of a business combination during the year.

The customer base of the securities operation has a definite useful life. It is amortised on a straight-line basis over 15 years.

The securities firm license of the securities operation is considered by the management of the Group to be have an indefinite useful life because it can be renewed at minimal cost even though the current license is effective for three years.

The trading seats of the securities operation is considered by the management of the Group to have an indefinite useful life because there is no economical on regulatory limit to their useful life.

Particulars of the impairment testing are disclosed in Note 19.

19. IMPAIRMENT TESTING ON GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIVES

As explained in Note 6, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill and other intangible assets with indefinite useful lives set out in Notes 17 and 18 have been allocated to three individual cash generating units (CGUs), including two subsidiaries in toll operation segment and one subsidiary in securities operation segment. The carrying amounts of goodwill and other intangible assets as at December 31, 2006 allocated to these units are as follows:

	Goodwill Rmb'000	Securities firm license Rmb'000	Trading seats Rmb'000
Toll operation			
- Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co")	75,137	—	—
- Zhejiang Shangsan Expressway Co., Ltd ("Shangsan Co")	10,335	—	—
Securities operation			
- Zheshang Securities Co., Ltd. ("Zheshang Securities")	5,956	51,783	2,080
	91,428	51,783	2,080

During the year ended December 31, 2006, the management of the Group determines that there has been no impairment of any of its CGUs containing goodwill or other intangible assets with indefinite useful lives.

The basis of the recoverable amounts of the above CGUs and their major underlying assumptions are summarised below:

Jiaxing Co and Shangsan Co

The recoverable amounts of Jiaxing Co and Shangsan Co are determined based on value in use calculations. The key assumptions for the value in use calculations relate to discount rates, growth rates, and expected changes in toll revenue and direct costs during the period. Those calculations use cash flow projections based on financial budgets approved by management covering a five-year period and a discount rate of 15%. No growth rate has been assumed beyond the five-year period.

Zheshang Securities

The recoverable amount of Zheshang Securities is determined based on value in use calculations. The key assumptions for the value in use calculations relate to the discount rate, growth rates and profit margin during the period. Those calculations use cash flow projections based on financial budgets approved by management covering a four-year period and a discount rate of 23.5%. No growth rate has been assumed beyond the four-year period.

20. INTERESTS IN ASSOCIATES

	2006 Rmb'000	2005 Rmb'000
Unlisted investments in associates, at cost	**184,996**	189,471
Share of post-acquisition profits, net of dividends received	**39,861**	42,704
	224,857	232,175
Amount due from an associate	**–**	(5,304)
	224,857	226,871

The amount due to an associate was unsecured, interest-free and repayable on demand.

At December 31, 2006, the Group had interests in the following associates:

Name of entity	Form of business structure	Place of registration and operation	Percentage of equity interest attributable to the Group 2006 %	2005 %	Principal activities
Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co")	Corporate	The PRC	**50**	50	Construction and operation of petrol stations and sale of petroleum products
JoinHands Technology Co., Ltd. ("JoinHands Co")	Corporate	The PRC	**27.58**	27.58	Provision of logistics services and anti-counterfeiting systems in the PRC
Zhejiang Concord Property Investment Co., Ltd. ("Concord Co")	Corporate	The PRC	**22.95**	22.95	Investment and real estate development
Hangzhou Yuhang Communication Time Plaza Co., Ltd.	Corporate	The PRC	**15.3**	15.3	Investment and real estate development
Zhejiang Jiashao Expressway Co., Ltd. ("Jiashao Co")	Corporate	The PRC	**35**	35	Construction and management of the Jiashao Expressway
Ningbo Expressway Advertising Co., Ltd.	Corporate	The PRC	**12.5**	–	Management of advertising billboards along expressways

20. INTERESTS IN ASSOCIATES (Continued)

Notes: (i) Concord Co is a 45%-owned associate of Zhejiang Expressway Investment Development Co., Ltd ("Development Co"), a 51%-owned subsidiary of the Company.

(ii) Time Plaza Co is a 30%-owned associate of Zhejiang Yuhang Expressway Co., Ltd ("Yuhang Co"), a 51%-owned subsidiary of the Company.

(iii) Ningbo Advertising Co is a 35%-owned associate of Zhejiang Expressway Advertising Co., Ltd ("Advertising Co"), a 70%-owned subsidiary of Development Co.

The summarised financial information in respect of the Group's associates is set out below:

	2006 Rmb'000	2005 Rmb'000
Total assets	**13,290,436**	1,074,162
Total liabilities	**(722,450)**	(478,508)
Net assets	**567,986**	595,654
Group's share of net assets of associates	**224,857**	232,175
Revenue	**2,642,196**	1,877,952
Profit for the year	**28,966**	37,281
Group's share of results of associates for the year	**4,435**	7,217

21. INTEREST IN A JOINTLY CONTROLLED ENTITY

	2006 Rmb'000	2005 Rmb'000
Unlisted investment in a jointly controlled entity, at cost	**65,000**	65,000
Share of post-acquisition profits, net of dividends received	**28,823**	20,202
	93,823	85,202
Amount due to a jointly controlled entity	**(5,841)**	(5,295)
	87,982	79,907

The amount due to a jointly controlled entity is unsecured, interest-free and repayable on demand.

At December 31, 2006, the Group had interests in the following jointly controlled entity:

Name of entity	Form of business structure	Place of registration and operation	Percentage of equity interest held by the Group	Profit sharing	Principal activities
Hangzhou Shida Expressway Co., Ltd.	Corporate	The PRC	50%	50%	Construction and operation of the Shiqiao-Dajing expressway

21. INTEREST IN A JOINTLY CONTROLLED ENTITY (Continued)

The summarised financial information in respect of the Group's jointly controlled entity which are accounted for using the equity method is set out below:

	2006 Rmb'000	2005 Rmb'000
Current assets	**13,629**	10,553
Non-current assets	**154,019**	160,847
Current liabilities	**(69,089)**	(81,276)
Non-current liabilities	**(4,736)**	(4,922)
Income	**49,160**	42,247
Expenses	**25,816**	25,962

22. AVALABLE-FOR-SALE INVESTMENTS

	2006 Rmb'000	2005 Rmb'000
Unlisted equity investments, at cost	**1,000**	1,000

The above unlisted investments represent investments in unlisted equity securities issued by private entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimated is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

23. EXPRESSWAY OPERATING RIGHTS

	Rmb'000
COST	
At January 1, 2005, December 31, 2005 and December 31, 2006	261,000
AMORTISATION	
At January 1, 2005	63,755
Charge for the year	8,700
At December 31, 2005	72,455
Charge for the year	8,700
At December 31, 2006	81,155
CARRYING VALUES	
At December 31, 2006	179,845
At December 31, 2005	188,545

The above expressway operating rights were granted by the Zhejiang Provincial Government to the Group in 1997 for a period of 30 years. During the 30-year expressway concessionary period, the Group has the rights of construction and management of Shanghai-Hangzhou-Ningbo Expressway and Shangsan Expressway and the toll-collection rights thereof. The Group is required to construct, maintain and operate the expressways in accordance with the regulations promulgated by the Ministry of Communication and relevant government authorities.

24. LOAN TO AN ASSOCIATE

The loan to an associate was unsecured, carried fixed interest at 10% per annum and was fully repaid on February 1, 2006.

25. TRADE RECEIVABLES

The Group allows an average credit period of approximately 180 days to its trade customers. An aged analysis of trade receivables at the balance sheet date, based on invoice date, is as follows:

	2006 Rmb'000	2005 Rmb'000
Within 1 year	**52,773**	20,470
1 to 2 years	**471**	1,274
Over 2 years	**1,207**	–
	54,451	21,744

26. OTHER RECEIVABLES

	2006 Rmb'000	2005 Rmb'000
Deposits and other debtors (Note)	**163,495**	34,445
Prepayments	**17,019**	21,793
Entrusted loan to a related party (Note 44(a))	**–**	260,000
	180,514	316,238

Note: Included in deposits and other debtors at December 31, 2006 was capital contribution into Zheshang Securities on behalf of certain equity holders of Rmb131.1 million. For details, please refer to Note 38.

27. HELD-FOR-TRADING INVESTMENTS

	2006 Rmb'000	2005 Rmb'000
Listed securities in the PRC, at fair value:		
Equity securities	**226,586**	–
Open-end equity funds	**3,294**	–
Government bonds	**–**	588,137
Close-end equity funds	**–**	23,960
	229,880	612,097

28. BANK BALANCES HELD ON BEHALF OF CUSTOMERS

From its securities operation, the Group receives and holds money deposited by customers and other institutions in the course of the conduct of its securities broking activities. These customers' money are maintained in one or more segregated bank accounts. The Group has recognised the corresponding trade payable to respective customers and other institutions.

Bank balances held on behalf of customers carry interest at market rates which range from 0.99% to 1.62%.

Bank balance held on behalf of customers that are denominated in currencies other than the functional currency of the respective group entities are set out below:

	HKD Rmb'000	USD Rmb'000
As at December 31, 2006	4,880	14,055
As at December 31, 2005	–	–

29. BANK BALANCES AND CASH

	2006 Rmb'000	2005 Rmb'000
Unrestricted bank balances and cash	**1,275,690**	569,431
Restricted bank balance (Note)	**35,000**	–
Time deposits with original maturity of less than three months when acquired	**228,383**	154,082
Time deposits with original maturity over three months when acquired	**131,312**	105,632
	1,670,385	829,145

Note: Included in bank balances at December 31, 2006 was an amount of Rmb35,000,000 which had been frozen by China Securities Depository and Clearing Corporation Limited Shanghai Branch in connection with a guarantee issued by Zheshang Securities, a subsidiary acquired during the year. For details, please refer to Note 34.

Bank balances carrying interest at market rates which range from 0.72% to 1.44%. Time deposits carry fixed interest rates ranging from 1.62 to 2.5%.

Bank balances and cash that are denominated in currencies other than the functional currency of the respective group entities are set out below:

	HKD Rmb'000	USD Rmb'000
As at December 31, 2006	1,546	8,661
As at December 31, 2005	58	2

30. TRADE PAYABLES

An aged analysis of trade payables at the balance sheet date, based on invoice date, is as follows:

	2006 Rmb'000	2005 Rmb'000
Within 1 year	**357,172**	368,672
1 to 2 years	**11,323**	26,786
2 to 3 years	**714**	3,211
Over 3 years	**114**	3,552
	369,323	402,221

31. TRADE PAYABLE TO CUSTOMERS ARISING FROM SECURITIES DEALING BUSINESS

The settlement terms of trade payables arising from the securities dealing business are one day after the trade date. No aged analysis is disclosed as in the opinion of the directors an aged analysis does not give any additional value in view of the nature of the business.

32. OTHER PAYABLES AND ACCRUALS

	2006 Rmb'000	2005 Rmb'000
Accruals	**56,999**	80,277
Other liabilities	**350,142**	232,444
Amounts due to related parties (Note 36)	**–**	12,151
Amount due to ultimate holding company (Note 37)	**2,599**	2,599
	409,740	327,471

The amounts due to related parties controlled by the communications Investment Group were unsecured, interest-free and repayable on demand.

The amount due to ultimate holding company, the Communications Investment Group, is unsecured, interest-free and repayable on demand.

33. INTEREST-BEARING BANK AND OTHER LOANS

	2006 Rmb'000	2005 Rmb'000
Bank loans, unsecured	**125,000**	630,000
Other loans, unsecured	**720,407**	804,737
	845,407	1,434,737
Bank loans repayable:		
Within one year	**125,000**	630,000
Other loans repayable:		
Within one year	**272,141**	256,540
In the second year	**91,275**	87,871
In the third to fifth years, inclusive	**291,448**	289,744
Beyond five years	**65,543**	170,582
	720,407	804,737
	845,407	1,434,737
Less: Amount due within one year shown under current liabilities	**(397,141)**	(886,539)
	448,266	548,198

The bank loans carry fixed interest at rates ranging from 5.02% to 5.58% per annum.

The other loans carry fixed interest at rates ranging from 3.00% to 5.16% per annum and are repayable by semi-annual instalments, with the last instalment to fall due in October 2015.

The bank and other loans of the Group that are denominated in currencies other than Rmb amounted to Rmb657,807,000 (USD84,240,000) as at December 31, 2006 (2005: Rmb732,137,000 (USD90,721,000)).

34. PROVISIONS

Provision represents the obligation of Zheshang Securities, a subsidiary acquired during the year, under guarantees issued in respect of the state bond investment agency agreements and fund trust agreements entered into between Kinghing Trust Investment Co., Ltd. ("Kinghing Investment"), the former majority equity owner of Zheshang Securities, and its corporate customers. As Kinghing Investment have ceased its operations and its restructuring is underway, the directors consider that it is probable that such guarantees will be exercised. As a result, a full provision has been made by Zheshang Securities prior to its acquisition. For details, please refer to Note 42.

35. LONG-TERM BONDS

	2006 **Rmb'000**	2005 Rmb'000
Long-term bonds – listed in the PRC	**1,000,000**	1,000,000

The long-term bonds are unsecured, carry interest at a fixed rate of 4.29% per annum and are repayable in 2013 upon maturity.

In the opinion of the directors, the fair value of the long-term bonds estimated by discounting their future cash flows at the prevailing market borrowing rate for similar borrowings of 5% at the balance sheet date approximates their carrying amount.

36. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

	Non-deductible loss on disposal of property, plant and equipment Rmb'000	**Revaluation of held-for-trading investments** Rmb'000	**Accelerated tax depreciation** Rmb'000	**Fair value adjustments (Note 38)** Rmb'000	**Total** Rmb'000
At January 1, 2005	(38,319)	(4,210)	388,787	–	346,258
Charge (credit) to income statement for the year (Note 10)	38,319	7,176	(7,600)	–	37,895
At December 31, 2005	–	2,966	381,187	–	384,153
Acquisition of a subsidiary	–	8,633	–	57,008	65,641
Charge (credit) to income statement for the year (Note 10)	–	17,344	(9,021)	(1,161)	7,162
At December 31, 2006	–	28,943	372,166	55,847	456,956

Notes to the Consolidated Financial Statements

For the year ended December 31, 2006

37. SHARE CAPITAL

	Number of shares		Share capital	
	2006	2005	**2006** **Rmb'000**	2005 Rmb'000
Registered, issued and fully paid:				
Domestic shares of Rmb1.00 each	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
H Shares of Rmb1.00 each	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

There were no movements in share capital during both years.

The domestic shares are not currently listed on any stock exchange.

The H Shares have been listed on the Stock Exchange since May 15, 1997. The H Shares were admitted to the Official List on May 5, 2000 and their dealings on the London Stock Exchange commenced on the same day.

On February 27, 2001, the trading of the H Shares of the Company commenced on the Berlin Stock Exchange following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following the approval by the Board of Directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by ADRs representing the deposited H Shares of the Company effective.

All the domestic shares and H Shares rank pari passu with each other as to dividends and voting rights.

38. ACQUISITION OF A SUBSIDIARY

In order to prevent the potential loss of its state bonds held with Zheshang Securities (formerly known as Kinghing Securities Co., Ltd.), which had been pledged as security for certain third party repo transactions and the funds obtained misappropriated by Kinghing Investment, the Company decided to acquire 70.46% equity interest in Zheshang Securities via Shangsan Co and participate in its restructuring. Under the restructuring, Shangsan Co injected Rmb600 million additional capital into Zheshang Securities for itself and on behalf of other equity holders in proportion to their respective interests in Zheshang Securities. Certain equity holders have provided undertakings in writing to Shangsan Co to repay Shangsan Co the capital contributed by Shangsan Co on their behalf amounting to Rmb131.1 million (included in other receivables (see Note 26)) by assigning to Shangsan Co their rights to receive future dividends from Zheshang Securities until their repayment obligations are discharged in full. The remaining capital contribution of Rmb468.9 million represents the consideration for Shangsan's acquisition of 70.46% equity interest in Zheshang Securities.

Upon receipt of the Rmb600 million capital contribution, Zheshang Securities accounted for it as capital reserve. The aforementioned repo transactions were subsequently settled, the security over the Company's state bonds released and the state bonds fully recovered.

38. ACQUISITION OF A SUBSIDIARY (Continued)

The acquisition was approved by the China Securities Regulatory Commission on June 14, 2006. The Group assumed control over Zheshang Securities with effect from July 1, 2006, when an extraordinary general meeting of equity holders was held to approve the new articles of association and to elect representatives of the Group onto a new session of the board of directors.

This acquisition has been accounted for using the purchase method. The amount of goodwill arising as a result of the acquisition was Rmb5,956,000.

The net assets acquired in the transaction, and the goodwill arising, are as follows:

	Acquiree's carrying amount before combination Rmb'000	Fair value adjustments Rmb'000	Fair value Rmb'000
Net assets acquired:			
Property, plant and equipment	213,251	84,891	298,142
Prepaid lease payments	22,078	–	22,078
Other intangible assts	20,722	127,138	147,860
Other receivables	8,553	–	8,553
Held-for-trading investments	63,030	–	63,030
Bank balances held on behalf of customers	2,252,727	–	2,252,727
Bank balances and cash	290,749	–	290,749
Trade payable to customers arising from securities dealing business	(2,248,089)	–	(2,248,089)
Tax liabilities	(38,562)	–	(38,562)
Other taxes payable	(1,363)	–	(1,363)
Other payables and accruals	(37,467)	–	(37,467)
Provisions	(34,800)	–	(34,800)
Deferred tax liabilities	(8,633)	(57,008)	(65,641)
	502,196	155,021	657,217
Minority interests			(194,273)
Goodwill arising on acquisition			5,956
Total consideration, satisfied by cash			468,900
Net cash inflow (outflow) arising on acquisition:			
Cash consideration paid			(468,900)
Bank balances and cash acquired, net of restricted bank balances of Rmb35,000,000 (Note 29)			255,749
			213,151

In the opinion of the directors, the consideration for this acquisition represents a true reflection of the net fair value of Zheshang Securities' identifiable assets and liabilities acquired.

Zheshang Securities contributed Rmb183,370,000 and Rmb121,876,000 to the Group's revenue and profit for the period repectively between the date of acquisition and the balance sheet date.

38. ACQUISITION OF A SUBSIDIARY (Continued)

If the acquisition had been completed on January 1, 2006, total group revenue for the period would have been Rmb5,045,569,000 and profit for the year would have been Rmb1,939,359,000.

The pro forma information is for illustrative purposes only and is not necessarily the indicative results of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

39. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to net cash from operating activities:

	NOTES	2006 Rmb'000	2005 Rmb'000
Profit before tax		**2,742,927**	2,264,662
Adjustments for:			
Share of profit of associates		**(4,435)**	(7,217)
Share of profit of a jointly?controlled entity		**(23,344)**	(16,285)
Depreciation of property ,plant and equipment		**623,439**	535,015
Amortisation of other intangible assets		**3,133**	–
Operating lease rentals in respect of land use rights		**18,380**	18,138
Amortisation of expressway operating rights		**8,700**	8,700
Interest income		**(26,481)**	(40,151)
Finance costs		**71,991**	101,343
Dividend income		**(100)**	–
Gain on fair value changes on held-for-trading investments		**(72,302)**	(20,187)
Net exchange gain		**(22,299)**	(18,461)
Loss on disposal of property ,plant and equipment		**4,211**	518
Operating cash flows before movements in working capital		**3,323,820**	2,826,075
Increase in inventories		**(5,809)**	(30)
(Increase) decrease in trade receivables		**(32,837)**	4,825
Decrease (increase) in other receivables		**16,637**	(258,672)
Increase in held-for-trading investments		**(99,532)**	–
Increase in bank balances held on behalf of customers		**(255,036)**	–
(Increase) decrease in amount due from an associate		**–**	(2,775)
(Decrease) in amount due to an associate		**(5,304)**	–
(Decrease) increase in trade payables		**(32,083)**	49,917
(Decrease) increase in other taxes payable		**(12,843)**	7,436
Increase (decrease) in other payables and accruals		**63,015**	(31,606)
Increase in amount due to a jointly-controlled entity		**546**	1,182
Increase in trade payable to customers arising from securities dealing business		**253,504**	–
Cash generated from operations		**3,214,078**	2,596,352
Interest paid		**(88,301)**	(107,196)
Income taxes paid		**(712,219)**	(505,905)
Net cash from operating activities		**2,413,558**	1,983,251

40. RETIREMENT BENEFITS SCHEMES

The employees of the Group are members of the state-managed retirement benefits scheme operated by the PRC government. To supplement this existing retirement benefits scheme, the Group adopted a corporate annuity scheme during the year in accordance with relevant rules and regulations. The Group is required to contribute a certain percentage of payroll costs to these retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to these retirement benefits schemes is to make the specified contributions.

No forfeited contributions are available to reduce the contribution payable in future years.

41. CAPITAL COMMITMENTS

	2006 Rmb'000	2005 Rmb'000
Contracted for but not provided for in the consolidated financial statements:		
– Proposed capital injection into Jiashao Co	**1,110,375**	1,110,375
– Construction of expressways	**1,010,014**	1,458,933
– Proposed acquisition of additional interest in Shangsan Co	**485,000**	485,000
– Proposed investment in Zhejiang Jinhua Yongjin Expressway Co., Ltd. ("Jinhua Co") (Note 45)	**281,400**	–
– Renovation of service areas	**4,256**	–
– Office decoration	**1,939**	–
	2,892,984	3,054,308
Authorised but not contracted for:		
– Construction of expressways	**855,340**	945,277
– Purchase of machinery	**80,000**	87,250
– Renovation of service areas	**45,000**	–
	980,340	1,032,527

42. CONTINGENT LIABILITIES

Fourteen customers of Zheshang Securities previously entered into state bond investment agency agreements with Kinghing Investment, whereby Zheshang Securities kept in custody state bonds in an aggregate principal amount of Rmb106.5 million. These state bonds were pledged as security for certain third party repo trading transactions and the funds obtained were misappropriated by Kinghing Investment. Kinghing Investment was unable to return the misappropriated funds in time and as a result, the security over the state bonds was enforced to settle the relevant repo trading transactions.

In the opinion of directors, Kinghing Investment should take full responsibility for breach of the state bond investment agency agreements. Currently, Kinghing Investment has ceased its operations and its restructuring is underway. It is understood that the 14 customers have already registered their claims with Kinghing Investment's restructuring team. At the date of this report, one of the 14 customers has started legal proceedings against Zheshang Securities for disputes over the state bond investment agency agreement.

42. CONTINGENT LIABILITIES (Continued)

After consultation with their legal advisors and other legal experts, the directors believe that, from a legal point of view, Zheshang Securities should not take any legal responsibility, whether or not all the 14 customers choose to take them to court. However, one should not rule out the possibility that the court may, after considering, inter alia, Zheshang Securities role in the performance of the state bond investment agency agreements, request Zheshang Securities to share part of the liability. The impact to the consolidated financial statements as whole is not expected to be material though should this situation arises.

In addition, a full provision has been made for guarantees issued in respect of the state bond investment agency agreements and fund trust agreements entered into between Kinghing Investment and its corporate customers. For details, please refer to Note 34.

No provision has been made for guarantees amounting to Rmb17.8 million issued in respect of the fund trust agreements entered into between Kinghing Investment and its individual customers because (i) these individuals have already registered their claims with Kinghing Investment's restructuring team; and (ii) under the relevant state policies, these individuals are expected to be compensated for their loss in principal in full by the state.

43. OPERATING LEASES

THE GROUP AS LESSOR

The Group leased their service areas and communication cables under operating lease arrangements, with negotiated terms ranging from one to 25 years. Rental income comprises a base amount plus an contingent rental. Contingent rent is based on the sales volume of the lessee. Contingent rent income for the year ended December 31, 2006 amounted to nil (2005: Rmb11,723,000).

At December 31, 2006, the Group had contracted with tenants for the following future minimum lease payments:

	2006 **Rmb'000**	2005 Rmb'000
Within one year	**12,742**	19,395
In the second to fifth years inclusive	**17,218**	43,728
After five years	**28,688**	28,659
	58,648	91,782

44. RELATED PARTY TRANSACTIONS

The following is a summary of the related party transactions arising from the Group's daily operating activities:

(a) On November 17, 2005, the Group signed an entrusted loan contract with Zhejiang Jinji Property Co., Ltd ("Jinji Co"), a subsidiary of the Communications Investment Group, via Bank of Communications. Pursuant to the contract, the Communications Investment Group agreed to provide a half-year loan of Rmb260,000,000 to Jinji Co via the bank at an interest rate of 6.55% per annum. The entrusted loan was guaranteed by the Communications Investment Group. The entrusted loan was repaid on April 29, 2006.

(b) Pursuant to the resolutions of the equity holders of Development Co. on December 28, 2005, Development Co entrusted China Everbright Bank Hangzhou Zhaohui Branch to provide a loan of Rmb50,000,000 to Concord Co, an associate of the Group, from January 5, 2006 to January 5, 2007 at an interest rate of 10% per annum. The loan was repaid on June 20, 2006. Pursuant to the resolutions of the equity holders of Development Co on December 28, 2006, Development Co entrusted China Everbright Bank Hangzhou Zhaohui Branch to provide a loan of Rmb46,000,000 to Concord Co from January 23, 2006 to January 23, 2007. The loan was repaid on June 29, 2006.

(c) During 2006, Development Co and Petroleum Co entered into an operation management agreement in respect of the petrol stations in the service areas along the Huhangyong and Shangsan Expressways. Pursuant to the agreement, Petroleum Co will run the six petrol stations owned by Development Co along the Huhangyong and Shangsan Expressways and the soon-to-be completed Changan Service Area petrol station. Purchases of petroleum products from Petroleum Co during 2006 amounted to Rmb734,160,000.

(d) See notes 20, 21 and 32 for details of balances with associates, jointly controlled entity and other related parties respectively.

Transactions and balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under the Communications Investment Group which is controlled by the PRC government. Apart from the transactions with the Communications Investment Group and parties under the common control of the Communications Investment Group, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

44. RELATED PARTY TRANSACTIONS (Continued)

In addition, the Group has entered into various transactions, including deposit placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

In respect of the Group's tolled road business, the directors are of the opinion that it is impracticable to ascertain the identity of counterparties and accordingly whether the transactions are with other state-controlled entities in the PRC.

45. POST BALANCE SHEET EVENTS

The following significant events took place subsequent to December 31, 2006:

(i) On March 10, 2007, the Company entered into an equity purchase agreement with Jinhua Municipal Road Management Office and Dongyang Municipal Communications Investment Co., Ltd. to acquire from them an aggregate of 23.45% equity interests in Jinhua Co for a consideration of Rmb281,400,000. Jinhua Co owns 100% interest in the Jinhua section of the Yongjin Expressway, which runs 69.7km and commenced operation on December 28, 2005.

(ii) In March 2007, Shanghai Kinghing Securities Research Institute Co., Ltd., a subsidiary of Zheshang Securities, was sold for Rmb1,150,000.

(iii) The Company plans to dispose of its 27.58% equity interest in JoinHands Co at the property exchange centre in accordance with the relevant rules and regulations on state-owned asset management. On April 19, 2007, the Company entered into an equity transfer agreement with Guangzhou Zhongda Kaisi Group Co., Ltd. ("Zhongda Kaisi") whereby Zhongda Kaisi has undertaken to bid for such equity interest at the property exchange centre at a price no less than its valuation to be determined by an accredited valuer.

46. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Name of subsidiary	Date and place of of registration	Registered capital Rmb	Percentage of equity interest attributable to the Company		Principal activities
			Direct	Indirect	
Yuhang Co.	Note 1	75,223,000	51	–	Construction and management of the Yuhang Section of the Shanghai-Hangzhou Expressway
Jiaxing Co	Note 2	1,859,200,000	99.999454	–	Construction and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Shangsan Co	Note 3	2,400,000,000	73.625	–	Construction and management of the Shangsan Expressway
Development Co	Note 4	80,000,000	51	–	Operation of service areas as well as roadside advertising along the the expressways operated by the Group
Advertising Co.	Note 5	1,000,000	–	*35.7	Provision of advertising services
Zhejiang Expressway Vehicle Towing and Rescue Service Co., Ltd. ("Service Co")	Note 6	8,000,000	–	*43.35	Provision of vehicle towing, repair and emergency rescue services
Hangzhou Roadtone Advertising Co., Ltd. ("Roadtone Co")	Note 7	3,000,000	–	*26.01	Provision of advertising services
Zheshang Securities	Note 8	520,000,000	–	**51.88	Operation of securities business

46. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

* These three companies are subsidiaries of Development Co, a non wholly-owned subsidiary of the Company, and, accordingly, are accounted for as subsidiaries by virtue of the Company's control over them.

** The company is a subsidiary of Shangsan Co, a non-wholly-owned subsidiary of the Company, and, accordingly, is accounted for as a subsidiary by virtue of the Company's control over it.

Note 1: Yuhang Co was established on June 7, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 28, 1996.

Note 2: Jiaxing Co was established on June 30, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 29, 1996.

Note 3: Shangsan Co was established on January 1, 1998 in the PRC as a limited liability company.

Note 4: Development Co was established on May 28, 2003 in the PRC as a limited liability company.

Note 5: Advertising Co was established on June 1, 1998 in the PRC as a limited liability company.

Note 6: Service Co was established on July 31, 2003 in the PRC as a limited liability company.

Note 7: Roadtone Co was established on July 27, 2004 in the PRC as a limited liability company.

Note 8: Zheshang Securities was established on May 9, 2002 in the PRC as a limited liability company. It was previously known as "Kinghing Securities Co., Ltd." before being acquired by Shangsan Co.

All of the Company's subsidiaries are operating in the PRC. None of them had in issue any debt securities at the end of the year.

Corporate Information

EXECUTIVE DIRECTORS
Geng Xiaoping (Chairman)
Fang Yunti (General Manager)
Zhang Jingzhong
Jiang Wenyao

NON-EXECUTIVE DIRECTORS
Zhang Luyun
Zhang Yang

INDEPENDENT NON-EXECUTIVE DIRECTORS
Tung Chee Chen
Zhang Junsheng
Zhang Liping

SUPERVISORS
Ma Kehua
Fang Zhexing
Zheng Qihua
Jiang Shaozhong
Wu Yongmin

COMPANY SECRETARY
Zhang Jingzhong

AUTHORISED REPRESENTATIVES
Geng Xiaoping
Zhang Jingzhong

STATUTORY ADDRESS
12/F, Block A, Dragon Century Plaza
1 Hangda Road
Hangzhou City, Zhejiang Province
PRC 310007
Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

REPRESENTATIVE OFFICE IN HONG KONG
Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong
Tel: 852-2537 4295
Fax: 852-2537 4293

LEGAL ADVISERS
As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
15 Queen's Road Central
Central, Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
11/F, Block A, Dragon Century Plaza
1 Hangda Road
Hangzhou City, Zhejiang Province
PRC 310007

AUDITORS
Deloitte Touche Tohmatsu
35/F., One Pacific Place
88 Queensway
Hong Kong

INVESTOR RELATIONS CONSULTANT
Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong
Tel: 852-2520 2201
Fax: 852-2520 2241

PRINCIPAL BANKERS
Industrial and Commercial Bank of China, Zhejiang Branch
China Construction Bank, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H SHARE REGISTRAR AND TRANSFER OFFICE
Hong Kong Registrars Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H SHARES LISTING INFORMATION
The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRS INFORMATION
US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
ADR: H Shares 1:30

CORPORATE BOND LISTING INFORMATION
The Shanghai Stock Exchange
Symbol: 03 沪杭甬
Code: 120308

Location Map of Expressways Operated by the Group

JIANGSU PROVINCE
Suzhou
Shanghai
SHANGHAI MUNICIPALITY
ANHUI PROVINCE
ShenSuZheWan Exp.
Huzhou
Jiaxing
HangNing Exp.
ShenJiaHuHang Exp.
ZhaJiaSu Exp.
ShiDa Road
Hangzhou Ring Road
Hangzhou
HangPu Exp.
JiaShao Exp.
HangHui Exp.
ZhouShan Exp.
Zhoushan
Shaoxing
Shangyu
Ningbo
Ningbo Ring Road
HangXinJing Exp.
QianDaoHu Exp.
Hangzhou-Ningbo Exp.
Zhuji
ShangSan Exp.
HangJinQu Exp.
LongYou Exp.
YongJin Exp.
Yiwu
Sanmen
HuangQuNan Exp.
Longyou
Jinhua
ZHEJIANG PROVINCE
YongTaiWen Exp.
ZhuYong Exp.
Quzhou
JIANGXI PROVINCE
LongLi Exp.
JinLiWen Exp.
TaiJin Exp.
Taizhou
Lishui
Yongjia
LiLong Exp.
Wenzhou
FUJIAN PROVINCE

LEGEND

- ★ PROVINCIAL CAPITAL
- MUNICIPAL CAPITAL
- OTHER CITIES/TOWNS
- AIRPORT
- RIVER
- SERVICE AREA
- EXPRESSWAY OPERATED BY THE GROUP
- EXPRESSWAYS INVESTED BY THE GROUP
- OTHER EXPRESSWAY IN OPERATION
- EXPRESSWAY UNDER CONSTRUCTION
- NATIONAL ROUTE
- RAILWAY
- PROVINCIAL BOUNDARY

THIS IS AN UNOFFICIAL MAP

END